UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant’s name into English)

Else-Kröner-Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

FRESENIUS MEDICAL CARE AG

Interim Report of Financial Condition and Results of Operations for the three and nine months ended September 30, 2025 and 2024

i

FRESENIUS MEDICAL CARE AG

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FME AG,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG or to Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited interim consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards,” using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2024 (our 2024 Form 20-F).

The term “Care Enablement” refers to our Care Enablement operating segment, which is primarily engaged in the distribution of healthcare products and equipment and includes research and development (R&D), manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The term “Care Delivery” refers to the Care Delivery operating segment, which is primarily engaged in providing services for the treatment of chronic kidney disease (CKD), end-stage renal disease (ESRD) and other extracorporeal therapies. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP), which are used in our clinics to provide healthcare services to our patients. As of June 1, 2025, we created a new reportable segment, “Value-Based Care,” to align with recent changes to our internal management reporting. The Value-Based Care operating segment is primarily focused on value-based kidney care, including contracting and performance management, clinical care models supported by a national network of nephrologists and tech-enabled platforms that leverage proprietary informatics and patient engagement tools. Value and risk-based care arrangements with private payors or government programs may include shared savings or losses from reductions or increases in the overall medical spend of a population under management which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. Premiums and medical costs included in full risk arrangements, however, are accounted for in accordance with IFRS 17, Insurance Contracts. Premium revenue and claim costs are presented separately as insurance revenue and insurance costs of revenue, respectively, on the consolidated statements of income and constitute the majority of revenue and costs of revenue for the segment. Prior to June 1, 2025, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary systems and reporting changes to effect the new structure were not in place. Our operating segments are determined based upon how we manage our businesses and allocate resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker.

Our Global Medical Office (GMO), which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to those specific segments. Similarly, we allocate costs related primarily to headquarters overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as we believe that these costs are attributable to, and used in the allocation of resources to, Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. The Value-Based Care segment maintains its own separate finance, accounting, human resources, legal and other administrative functions and is therefore excluded from the allocation process. Additionally, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments and virtual power purchase agreements, are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments, and are reported separately as Corporate (Corporate). Interest income, interest expense and tax expense are neither included within the measure of segment profit or loss reviewed by the chief operating decision maker nor otherwise regularly provided, on a segment basis, to the chief operating decision maker and are therefore not included in the presented segment information. While interest income, interest expense and tax expense are not included in segment profit or loss, these items are reviewed and monitored at the consolidated level by management as part of its overall financial performance assessment. See note 13 of the notes to the consolidated financial statements (unaudited) included in this report for a further discussion on our operating segments.

The abbreviations “K” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FME AG and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS® measures.”

FRESENIUS MEDICAL CARE AG

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the United States (U.S.) Medicare and Medicaid reimbursement systems for dialysis and other healthcare services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from the expiration of insurance premium subsidies presently available under the ACA or future efforts to revise, repeal or replace the ACA, further legislative efforts to restrict eligibility for Medicaid and changes by regulators to certain reimbursement models, such as the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of healthcare, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development (OECD) initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential countermeasures to OECD Global Tax deals, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Federal Trade Commission Unfair and Deceptive Trade Practices Rule, the Foreign Corrupt Practices Act (FCPA), state laws and judicial rulings prohibiting or limiting enforcement of non-compete clauses, the U.S. Securities and Exchange Commission’s (SEC) climate disclosure rules (which are not being defended by the SEC in litigation contesting their validity in the Eighth Circuit Court of Appeals, which has stayed the litigation and ordered the SEC to decide whether to defend, modify, or repeal the rules by December 14, 2025) and other similar state laws, as well as the Food, Drug and Cosmetic Act, the U.S. Department of Justice Data Security Program and, outside the U.S., inter alia, the European Union (EU) Medical Device Regulation (MDR), the EU General Data Protection Regulation, the EU Taxonomy Regulation, the EU Corporate Sustainability Reporting Directive, the EU Artificial Intelligence Act, the NIS 2 Directive (Directive (EU) 2022/2555), the German Act on Human Rights Due Diligence in Supply Chains, the EU Due Diligence Directive, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply healthcare services and/or products.

FRESENIUS MEDICAL CARE AG

In the U.S., the interpretation of these statutes and the validity of existing interpretations by the agencies that administer such statutes may be subject to increased uncertainty as a result of the U.S. Supreme Court’s opinion in Loper Bright Enterprises v. Raimondo and Relentless v. Department of Commerce, 603 U.S. (2024) (Loper Bright) in June 2024. Loper Bright overruled the so-called “Chevron Doctrine” under which administrative agencies were accorded significant deference in their interpretation of the statutes they administer. The Loper Bright opinion held that the U.S. Administrative Procedure Act requires courts to “exercise their independent judgment in deciding whether an agency has acted within its statutory authority.” While the effects of the Loper Bright decision will become apparent over the succeeding months and years, it is possible that the decision could result in additional litigation challenging regulations, guidance, and decisions issued by agencies such as the U.S. Food and Drug Administration (FDA) and the Centers for Medicare and Medicaid (CMS), concern over the enforceability of such regulations until tested in court, challenges to CMS guidance in areas such as coverage billing requirements, coding decisions, add-on payments and procedure categorization and the Medicaid Drug Rebate Program, as well as the validity of advisory opinions and safe-harbor regulations issued by the Office of Inspector General of the Department of Health and Human Services under the Anti-Kickback Statute. Such additional litigation could also result in additional uncertainty regarding such regulations and interpretations due to conflicting interpretations and rulings issued by courts in different jurisdictions. Given the uncertainty created by the Loper Bright decision, we cannot predict its potential impact on our financial condition and results of operations at this time;

●	the influence of private payors (including integrated care organizations, commercial insurance and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans), as well as efforts by these organizations to manage costs by limiting healthcare benefits, narrowing their networks, reducing provider reimbursement, implementing prior authorization requirements and/or restricting options for patient funding of health insurance premiums, including efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022) (Marietta), particularly if the U.S. Congress fails to enact legislation that would reverse the effects of that decision;
●	the impact of worldwide pandemics (for example, the severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic), including, without limitation, increased opposition to vaccinations that could mitigate the severity and spread such diseases, changes in government policies regarding recommended vaccines, which could affect patient vaccine hesitancy and whether commercial insurers cover, without cost - sharing, vaccine costs for certain insureds and potentially reduce the vaccinated population, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business and operations, and consequences of economic downturns resulting from global pandemics;
●	our ability to attract and retain skilled employees and risks that competition for labor, high turnover rates and meaningfully higher personnel costs as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension of operations and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases and/or supply chain impacts on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of litigation as well as government and internal investigations;
●	launch of new technology, introduction of generic or new pharmaceuticals and medical devices that compete with our products or services, advances in medical therapies, including the increased utilization of pharmaceuticals that reduce the progression of CKD and its precursors, xenotransplantation research and development and new market entrants that compete with our businesses (further information regarding the impact of certain pharmaceuticals that reduce the progression of CKD and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 1 of the notes to the consolidated financial statements (unaudited) included in this report);
●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to successfully launch our 5008X dialysis machine and related disposables and introduce high- volume hemodiafiltration (HVHDF) in the U.S. and otherwise to continue to grow our healthcare services and products businesses, organically and through acquisitions, including, with respect to acquisitions, the effects of increased enforcement of antitrust and competition laws, and to implement our strategy;

FRESENIUS MEDICAL CARE AG

●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	volatility in the valuation of financial instruments connected to energy prices or energy production volumes (such as virtual power purchase agreements (vPPAs)), including the heightened risk of volatility as a result of geopolitical conflicts in certain regions;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions, as a result of geopolitical conflicts in certain regions or as a result of impacts from changes in government regulations affecting reimbursement;
●	our ability to protect our information technology systems and protected health information and personally identifiable information against cyber-attacks and other unauthorized disclosure of personal data to prevent other data privacy or security breaches of our data (including data held by our third-party service providers), current and potential litigation arising from cybersecurity and privacy breaches and the potential effects on our reputation, customer or vendor relationships, business operations or competitiveness of any cybersecurity incidents we or our service providers may incur, as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other healthcare products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	economic uncertainty resulting from proposals to impose tariffs and deferrals and withdrawals of such proposals, increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, or reciprocal tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions along with the effects of global events, political and/or governmental volatility and associated developments on healthcare systems, our patients or our business, as well as additional economic uncertainty resulting from the possibility of a budget impasse or a government shutdown;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and private payors, services from third-party clearinghouses, customers and intermediaries as well as payor strategies to delay, dispute or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in our operations, including in our value-based care operations and other healthcare risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to continue to achieve projected cost savings. On June 17, 2025, we launched our new strategy, FME Reignite, announcing our increased profitability aspirations for 2030 and a new capital allocation framework to enhance value creation. Included within the announcement was the expansion of the transformation of our operating structure and steps to achieve cost savings (FME25 Program) by two years. The total program with its extension was renamed FME25+ (FME25+ Program). The expanded program now targets a cumulative total of €1.05 billion of sustainable savings by the end of 2027, including an additional €300 M through operational efficiencies;
●	our ability to improve our financial performance through the divestiture of non-core and dilutive assets; and
●	our ability to achieve projected price increases for our products and corresponding services.

Important factors that could contribute to such differences are noted in “Financial condition and results of operations – I. Overview” and “— III. Results of operations, financial position and net assets – Other trends” below, in note 11 of the notes to the consolidated financial statements (unaudited) included in this report, in note 25 of the notes to the consolidated financial statements included in our 2024 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report. Further information regarding our efforts to address various environmental, social and governance issues can be found within our German Annual Report (Geschaeftsbericht) available at www.freseniusmedicalcare.com/en/investors/publications/. In referencing our German Annual Report and furnishing this website address in this report, however, we do not intend to incorporate any content from our German Annual Report or information on our website into this report, and any information in our German Annual Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

FRESENIUS MEDICAL CARE AG

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the SEC website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our interim financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2024 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (–) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (0) is used when the pertinent figure, after rounding, amounts to zero.

FRESENIUS MEDICAL CARE AG

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases, including through value and risk-based care programs, as well as other healthcare services. We also develop, manufacture and distribute a wide variety of healthcare products. Our healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment as well as acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our healthcare products to customers in more than 140 countries and we also use them in our own healthcare service operations. Our dialysis business is therefore vertically integrated. Our other healthcare services include pharmacy services, vascular specialty services as well as ambulatory surgery center services and physician nephrology practice management. We estimate that the size of the global dialysis market was approximately €80 to €84 billion in 2024. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of CKD; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of healthcare product therapy research.

As a global company delivering healthcare services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain healthcare items and services provided to their citizens. Not all healthcare systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement and legislative developments

A significant portion of healthcare services we provide is paid for by governmental institutions. For the nine months ended September 30, 2025, approximately 16% of our consolidated revenue was attributable to U.S. federally-funded healthcare benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD prospective payment system (ESRD PPS), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 (PAMA). The One Big Beautiful Bill Act (OBBBA) (H.R. 1 - 119th Congress (2025-2026), signed into law on July 4, 2025, will also significantly affect Medicare and Medicaid reimbursement, availability and eligibility. See detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (MIPPA), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, encompassing substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (QIP) under which dialysis facilities in the U.S. that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%. These programs blend the CMS quality standard measures with industry baselines in an attempt to improve quality of care through a pay-for-performance program that operates as a part of the ESRD PPS.
●	Additionally, the Budget Control Act of 2011 (BCA) required a $1.2 trillion reduction in deficits through 2021. As a backup, if Congress could not agree on proposals to reach this target, sequestration or across-the-board spending cuts would go into effect (U.S. Sequestration). On April 1, 2013, a 2% reduction to Medicare payments took effect and continues in force. Additionally, the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO) requires that if the Congressional Budget Office determines that Congress has passed legislation increasing the federal budget deficit, a 4% sequester cut for Medicare program payments would become effective. To date, Congress has passed legislation increasing the federal deficit on a number of occasions subsequent to the passage of Statutory PAYGO, but has always acted to prevent such sequestration from becoming effective. Spending cuts pursuant to the U.S. Sequestration have adversely affected our operating results in the past and will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model, to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the ESRD PPS, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of many of those changes.

FRESENIUS MEDICAL CARE AG

●	On June 30, 2025, CMS issued a proposed rule for the ESRD PPS rate for calendar year (CY) 2026 which CMS anticipates will result in an increase in total payments to ESRD facilities of 1.9%. The 1.9% increase reflects a 2.7% market basket increase offset by a 0.8% productivity adjustment. For CY 2026, the proposed base rate is $281.06, an increase of $7.24 from the current CY 2025 base rate of $273.82. CMS notes in the proposed rule that the 1.0% target for ESRD outlier payments was not achieved in CY 2024 as outlier payments represented approximately 0.8% of total Medicare payments. The proposed Acute Kidney Injury payment rate for CY 2026 is equal to the CY 2026 ESRD PPS base rate. CMS also proposed a budget-neutral payment increase for ESRD facilities in Alaska and the U.S. Pacific Territories. CMS also proposed to terminate the ESRD Treatment Choices (ETC) model on December 31, 2025.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of quality measures specified per payment year and applies up to a 2% payment reduction to facilities that do not meet a minimum total performance score. Beginning with QIP Payment Year (PY) 2027, CMS is proposing to remove the Facility Commitment to Health Equity reporting measure, Screening for Social Drivers of Health reporting measure and Screen Positive Rate for Social Drivers of Health reporting measure. CMS is also proposing changes to In-Center Hemodialysis Consumer Assessment of Healthcare Providers and Systems intended to reduce patient and facility burden. CMS is not proposing the removal of COVID-19 Vaccination Coverage Among Healthcare Personnel. CMS also issued requests for information on Health IT and potential quality measures related to nutrition and wellness.
●	On October 31, 2025, CMS released the final Physician Fee Schedule for CY 2026. As required by statute, beginning in CY 2026, there will be two separate conversion factors: one for alternative payment model (APM) qualifying participants (QPs) and one for physicians and practitioners who are not QPs. The final CY 2026 qualifying APM conversion factor of $33.57 represents a projected increase of $1.22 (+3.8%) from the current conversion factor of $32.35. Similarly, the final CY 2026 non-qualifying APM conversion factor of $33.40 represents a projected increase of $1.05 (+3.3%) from the current conversion factor of $32.35. The final updates are inclusive of the OBBBA one-time adjustment for 2026. The impacts of the final updates are expected to vary by specialty and site of service.
●	On July 15, 2025, CMS released the CY 2026 proposed rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. For CY 2026, CMS proposes an update factor to the ASC rates of 2.4%.
●	The OBBBA (H.R.1 - 119th Congress (2025-2026)) was signed into law on July 4, 2025. Focused on extending President Trump’s 2017 tax cuts and other domestic policy priorities, the OBBBA includes provisions that limit coverage in Medicaid, Medicare and the ACA exchanges. Medicaid provisions include approximately $1 trillion in funding cuts to Medicaid through 2034; limits on state-levied taxes on healthcare providers (so-called “provider taxes”) (decreasing from 6% of provider revenues to 3.5% of net patient revenues by 2031) and limits on state-directed payment programs (from average commercial rates to either 100% (ACA expansion) or 110% (ACA non-expansion) of the Medicare payment rates, with certain exceptions), both often used to finance the states’ share of Medicaid spending; increased eligibility verification; limitations on retroactive eligibility; prevention of certain non-citizens from enrolling or receiving benefits under Medicaid; requirement for states to implement cost-sharing for certain populations, among other provisions. Medicare provisions prohibit certain non-citizens from being eligible for Medicare; provide a 2.5% increase in the Medicare Physician Fee Schedule for 2026 as a one-time adjustment; and expands the exemption of certain orphan drugs from the Medicare Drug Price Negotiation Program. The act also establishes a $50 billion Rural Health Transformation Program to help fund rural hospitals and other providers over 5 years in an effort to offset decreases in Medicaid funding. ACA provisions limit the availability of premium tax credits for plans through the ACA marketplace to certain non-citizens, shorten the open enrollment period and eliminate automatic re-enrollment. Overall, the OBBBA includes significant changes involving funding, enrollments and eligibility. While it is too early to predict the magnitude of the changes or the cumulative effect on the Company, it is important to note that revenues from Medicaid and other government sources (excluding Medicare and Medicare Advantage funds) represented 4.5% of U.S. patient service revenues for the year ended December 31, 2024. We do not expect the changes resulting from the tax provisions in OBBBA to have a material impact on our effective tax rate or on our cash tax position.

FRESENIUS MEDICAL CARE AG

Presently, there is considerable uncertainty regarding possible future additional changes in healthcare regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease healthcare costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in reimbursement under Medicare, commercial insurance or Medicare Advantage plans, or in patient access to commercial insurance or Medicare Advantage plans (such as could result from the termination of advance premium tax credits which are scheduled to expire at the end of 2025) could have material adverse effects on our healthcare services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the U.S. Supreme Court’s Marietta ruling makes it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes commercial insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. The Marietta ruling could also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operations. Bills were introduced in the 119th Congress in March 2025 that would address the Marietta decision. The Restore Protections for Dialysis Patients Act would restore the interpretation of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. As Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations in 2024 and beyond. There can be no assurance that this proposal or any other legislation to address the Marietta decision will be enacted. For additional information regarding these regulatory matters, see “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2024 Form 20-F.

For additional information, see “Risk Factors” included in our 2024 Form 20-F.

Premium assistance programs

The operation of charitable insurance premium assistance programs such as that offered by the American Kidney Fund (AKF) has received increased attention over the last few years by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

One such law that was enacted is AB290 in California (U.S.). Upon enactment, we, along with other providers and the AKF, filed suit challenging the validity of the law. Jane Doe, et al. v. Xavier Becerra, et al., 8:19-cv-02105, U.S. District Court for the Central District of California, Southern Division. In December 2019, the court issued a preliminary injunction staying implementation of the law. On January 9, 2024, the court issued a summary judgment decision which, among other things, upheld the provisions limiting reimbursement paid to providers who donate to the AKF when such reimbursement relates to services provided to patients who receive AKF support. On May 9, 2024, the court issued a final judgment, but stayed entry of such judgment while the parties appeal.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ETC model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and an originally scheduled ending in June 2027. On June 30, 2025, CMS proposed, through formal rulemaking, to terminate the ETC model as of December 31, 2025 and to modify the duration during which CMS will apply payment adjustments. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the model’s tenure. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of September 30, 2025, 971 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), was applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients.

FRESENIUS MEDICAL CARE AG

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program. At this time, our payment adjustments from the ETC model have resulted in a net positive adjustment. With the early termination of the ETC model at December 31, 2025, the PPAs will be discontinued, and all dialysis facilities will return to standard Medicare reimbursement rates in 2026.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC models (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for healthcare providers to manage care for Medicare beneficiaries with CKD stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow healthcare providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (KCE). Two options, the CKCC global and professional models, allow renal healthcare providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100% of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50% of such costs. As of September 30, 2025, we participated in 21 KCEs. Twenty KCEs began assuming financial risk within the first performance year that commenced January 1, 2022, and four began assuming financial risk within the second performance year that commenced January 1, 2023. Subsequently, three KCEs ended performance. The CKCC model is expected to run through 2027. In September 2025, CMS released the performance scores for the 2024 performance year in which the majority of the KCEs organized in Value-Based Care qualified as high performers in various quality metrics. As of September 2025, approximately 52,000 patients were aligned to KCEs in which we participated.

Company structure

For a description of our structure, especially as relates to our operating segments, see notes 1 and 13 of the notes to the consolidated financial statements (unaudited) included in this report.

II. Discussion of measures

Non-IFRS measures®

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS Accounting Standards (Non-IFRS Measures). We believe this information, along with comparable IFRS Accounting Standards financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS Accounting Standards.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FME AG (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates in our publications to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

The primary key performance indicators are presented both in accordance with IFRS Accounting Standards and at Constant Currency. Each of these indicators presented at Constant Currency is considered a non-IFRS measure. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

FRESENIUS MEDICAL CARE AG

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FME AG and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FME AG and other items prepared in accordance with IFRS Accounting Standards, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FME AG and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FME AG and other items prepared in accordance with IFRS Accounting Standards. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS Accounting Standards measures such as revenue, operating income, net income attributable to shareholders of FME AG and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) below (see “Net leverage ratio (Non-IFRS Measure)”). Additionally, we further adjust ROIC for costs related to Legacy Portfolio Optimization (as defined below) incurred during the last twelve months to increase comparability of the underlying financial figures of certain Management Board compensation performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board. ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS Accounting Standards financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2025	2025	2025	2025	2024	2024

Total assets	30,887	31,291	32,735	33,567	32,511
Plus: Cumulative goodwill amortization and impairment loss	380	465	494	504	519
Minus: Cash and cash equivalents(1)	(1,256)	(1,720)	(1,079)	(1,185)	(1,387)
Minus: Deferred tax assets(1)	(231)	(232)	(225)	(230)	(296)
Minus: Accounts payable to unrelated parties(1)	(726)	(687)	(771)	(906)	(779)
Minus: Accounts payable to related parties	(92)	(48)	(106)	(55)	(73)
Minus: Provisions and other current liabilities(2)	(3,235)	(2,496)	(2,637)	(2,803)	(2,671)
Minus: Income tax liabilities(1)	(256)	(247)	(238)	(222)	(227)
Invested capital	25,471	26,326	28,173	28,670	27,597
Average invested capital as of September 30, 2025	27,247

Operating income	1,492
Income tax expense(3)	(371)
NOPAT	1,121

FRESENIUS MEDICAL CARE AG

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2025	2025	2025(4)	2025(4)	2024(4)	2024(4)

Total assets	—	(56)	(58)	(57)	(110)
Plus: Cumulative goodwill amortization and impairment loss	—	(76)	(78)	(76)	(83)
Minus: Cash and cash equivalents	—	4	5	4	16
Minus: Deferred tax assets	—	—	—	—	2
Minus: Accounts payable to unrelated parties	—	1	1	2	3
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(2)	—	12	13	12	25
Minus: Income tax liabilities	—	2	2	2	3
Invested capital	—	(113)	(115)	(113)	(144)
Adjustment to average invested capital as of September 30, 2025	(97)

Adjustment to operating income(4)	(26)
Adjustment to income tax expense(4)	6
Adjustment to NOPAT	(20)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2025	2025	2025(4)	2025(4)	2024(4)	2024(4)

Total assets	30,887	31,235	32,677	33,510	32,401
Plus: Cumulative goodwill amortization and impairment loss	380	389	416	428	436
Minus: Cash and cash equivalents(1)	(1,256)	(1,716)	(1,074)	(1,181)	(1,371)
Minus: Deferred tax assets(1)	(231)	(232)	(225)	(230)	(294)
Minus: Accounts payable to unrelated parties(1)	(726)	(686)	(770)	(904)	(776)
Minus: Accounts payable to related parties	(92)	(48)	(106)	(55)	(73)
Minus: Provisions and other current liabilities(2)	(3,235)	(2,484)	(2,624)	(2,791)	(2,646)
Minus: Income tax liabilities(1)	(256)	(245)	(236)	(220)	(224)
Invested capital	25,471	26,213	28,058	28,557	27,453
Average invested capital as of September 30, 2025	27,150

Operating income(4)	1,466
Income tax expense(3), (4)	(365)
NOPAT	1,101

ROIC in %	4.1

Adjustments to average invested capital and ROIC (excluding Legacy Portfolio Optimization costs)

in € M, except where otherwise specified

September 30,
2025	2025

Adjustment to operating income	255
Adjustment to income tax expense	(33)
Adjustment to NOPAT	222

FRESENIUS MEDICAL CARE AG

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Legacy Portfolio Optimization costs)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2025	2025	2025(4)	2025(4)	2024(4)	2024(4)

Total assets	30,887	31,235	32,677	33,510	32,401
Plus: Cumulative goodwill amortization and impairment loss	380	389	416	428	436
Minus: Cash and cash equivalents(1)	(1,256)	(1,716)	(1,074)	(1,181)	(1,371)
Minus: Deferred tax assets(1)	(231)	(232)	(225)	(230)	(294)
Minus: Accounts payable to unrelated parties(1)	(726)	(686)	(770)	(904)	(776)
Minus: Accounts payable to related parties	(92)	(48)	(106)	(55)	(73)
Minus: Provisions and other current liabilities(2)	(3,235)	(2,484)	(2,624)	(2,791)	(2,646)
Minus: Income tax liabilities(1)	(256)	(245)	(236)	(220)	(224)
Invested capital	25,471	26,213	28,058	28,557	27,453
Average invested capital as of September 30, 2025	27,150

Operating income(4)	1,721
Income tax expense(3), (4)	(398)
NOPAT	1,323

ROIC in % (excluding Legacy Portfolio Optimization costs)	4.9

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024	2024	2024	2023

Total assets	33,567	32,511	33,896	34,336	33,930
Plus: Cumulative goodwill amortization and impairment loss	504	519	565	519	629
Minus: Cash and cash equivalents(1)	(1,185)	(1,387)	(1,112)	(1,192)	(1,427)
Minus: Deferred tax assets(1)	(230)	(296)	(281)	(279)	(292)
Minus: Accounts payable to unrelated parties(1)	(906)	(779)	(793)	(748)	(775)
Minus: Accounts payable to related parties	(55)	(73)	(100)	(110)	(123)
Minus: Provisions and other current liabilities(2)	(2,803)	(2,671)	(3,062)	(3,026)	(2,936)
Minus: Income tax liabilities(1)	(222)	(227)	(189)	(280)	(231)
Invested capital	28,670	27,597	28,924	29,220	28,775
Average invested capital as of December 31, 2024	28,637

Operating income	1,392
Income tax expense(3)	(502)
NOPAT	890

FRESENIUS MEDICAL CARE AG

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024(4)	2024(4)	2024(4)	2023(4)

Total assets	—	(38)	(47)	(622)	(709)
Plus: Cumulative goodwill amortization and impairment loss	—	(2)	(2)	(50)	(84)
Minus: Cash and cash equivalents	—	3	5	24	35
Minus: Deferred tax assets	—	2	2	3	10
Minus: Accounts payable to unrelated parties	—	2	2	13	12
Minus: Accounts payable to related parties	—	—	—	1	1
Minus: Provisions and other current liabilities(2)	—	8	7	29	39
Minus: Income tax liabilities	—	—	—	1	3
Invested capital	—	(25)	(33)	(601)	(693)
Adjustment to average invested capital as of December 31, 2024	(270)

Adjustment to operating income(4)	139
Adjustment to income tax expense(4)	(50)
Adjustment to NOPAT	89

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024(4)	2024(4)	2024(4)	2023(4)

Total assets	33,567	32,473	33,849	33,714	33,221
Plus: Cumulative goodwill amortization and impairment loss	504	517	563	469	545
Minus: Cash and cash equivalents(1)	(1,185)	(1,384)	(1,107)	(1,168)	(1,392)
Minus: Deferred tax assets(1)	(230)	(294)	(279)	(276)	(282)
Minus: Accounts payable to unrelated parties(1)	(906)	(777)	(791)	(735)	(763)
Minus: Accounts payable to related parties	(55)	(73)	(100)	(109)	(122)
Minus: Provisions and other current liabilities(2)	(2,803)	(2,663)	(3,055)	(2,997)	(2,897)
Minus: Income tax liabilities(1)	(222)	(227)	(189)	(279)	(228)
Invested capital	28,670	27,572	28,891	28,619	28,082
Average invested capital as of December 31, 2024	28,367

Operating income(4)	1,531
Income tax expense(3), (4)	(552)
NOPAT	979

ROIC in %	3.5

Adjustments to average invested capital and ROIC (excluding Legacy Portfolio Optimization costs)

in € M, except where otherwise specified

December 31,
2024	2024

Adjustment to operating income	136
Adjustment to income tax expense	80
Adjustment to NOPAT	216

FRESENIUS MEDICAL CARE AG

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Legacy Portfolio Optimization costs)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024(4)	2024(4)	2024(4)	2023(4)

Total assets	33,567	32,473	33,849	33,714	33,221
Plus: Cumulative goodwill amortization and impairment loss	504	517	563	469	545
Minus: Cash and cash equivalents(1)	(1,185)	(1,384)	(1,107)	(1,168)	(1,392)
Minus: Deferred tax assets(1)	(230)	(294)	(279)	(276)	(282)
Minus: Accounts payable to unrelated parties(1)	(906)	(777)	(791)	(735)	(763)
Minus: Accounts payable to related parties	(55)	(73)	(100)	(109)	(122)
Minus: Provisions and other current liabilities(2)	(2,803)	(2,663)	(3,055)	(2,997)	(2,897)
Minus: Income tax liabilities(1)	(222)	(227)	(189)	(279)	(228)
Invested capital	28,670	27,572	28,891	28,619	28,082
Average invested capital as of December 31, 2024	28,367

Operating income(4)	1,667
Income tax expense(3), (4)	(472)
NOPAT	1,195

ROIC in % (excluding Legacy Portfolio Optimization costs)	4.2
(1)	Includes amounts related to assets, and associated liabilities, classified as held for sale (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).
(2)	Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(3)	Adjusted for noncontrolling partnership interests.
(4)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary interim financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, debt servicing and reductions in debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the nine months ended September 30, 2025 and 2024 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA, which we define as EBITDA adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss (including any impairment losses associated with the FME25+ Program and Legacy Portfolio Optimization, as defined below), and

FRESENIUS MEDICAL CARE AG

●	special items, including:
i.	costs related to our FME25+ Program,
ii.	the impact from the remeasurement of our investment in Humacyte, Inc. and receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S. (Humacyte Remeasurements),
iii.	certain costs associated with the change in the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien - KGaA) into a stock corporation (Aktiengesellschaft - AG) in 2023, (the Conversion), primarily related to the requisite relabeling of our products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE & Co. KGaA (Fresenius SE) group level and paid by the Company through corporate charges (Legal Form Conversion Costs), and
iv.	costs incurred in relation to strategic divestitures identified during the review of our business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). For further information regarding the composition of these adjustments during the nine months ended September 30, 2025 and 2024, see note 2 and 3 c) of the notes to the consolidated financial statements (unaudited) included in this report).

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS Accounting Standards or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of September 30, 2025 and December 31, 2024, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

Business metrics for Value-Based Care

The metrics outlined below represent performance indicators utilized by management to evaluate the Value-Based Care operating segment. Value and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and shared saving arrangements in which private payors credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities; however, these programs also carry significant costs and potential risk of loss due to the full-risk nature of these arrangements. See “I. Overview — Executive order-based models” for further information.

Our financial performance in this segment is directly linked to our ability to manage a defined scope of medical costs within specific parameters for clinical outcomes. Due to the time required for CMS and private payors to review data for programs, we utilize estimates in order to report certain metrics on a timely basis. The key metrics currently used to evaluate performance in the Value-Based Care operating segment include member months under medical cost management (Member Months) and membership.

These metrics are intended for discussion and internal evaluation purposes and may be further refined or expanded in future reporting periods. Because these measures are not derived from financial measures, they do not constitute measures determined in accordance with IFRS Accounting Standards or non-IFRS financial measures, and accordingly, are not reconciled to IFRS Accounting Standards metrics.

FRESENIUS MEDICAL CARE AG

Member Months

Member Months is calculated by multiplying the number of members included in value-based reimbursement programs by the corresponding number of months these members participate in those programs. Under certain value-based care programs, we assume both the risk associated with generating savings and the risk related to the total cost of care for attributed patients. The financial results are recorded in earnings as our performance is determined. A change in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Membership

Membership refers to the total number of individuals who are enrolled in a plan or program for which they receive care under a value-based care model. The metric represents the population of patients whose health outcomes, utilization of services and cost of care are measured under value-based care programs and, we believe, is an indicator of the revenue generated.

III. Results of operations, financial position and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the three and nine months ended September 30, 2025:

Legacy Portfolio Optimization

We continue to review our business portfolio, specifically with a view to exiting unsustainable markets and divesting non-core businesses and the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. During the three and nine months ended September 30, 2025, the impacts from Legacy Portfolio Optimization mainly related to the completed divestitures in Brazil and Malaysia, the proposed divestiture of select assets of the Company’s wholly owned Spectra Laboratories and the proposed divestiture of our renal dialysis clinics in Kazakhstan (which were divested on October 3, 2025) as well as impairment losses primarily related to right-of-use assets as described in notes 2 and 3 of the notes to the consolidated financial statements (unaudited) included in this report. During the three and nine months ended September 30, 2024, the impacts from Legacy Portfolio Optimization mainly related to impairment losses resulting from the measurement of assets held for sale as well as gains and losses from divestitures.

Overall, the impacts from Legacy Portfolio Optimization resulted in a negative effect on operating income of €50 M and €79 M for the three and nine months ended September 30, 2025, respectively. For the three and nine months ended September 30, 2024, the impact from Legacy Portfolio Optimization resulted in a positive effect on operating income of €17 M and negative effect of €141 M, respectively.

FME25+ Program

Overall, the costs related to the FME25+ Program resulted in a negative impact to operating income of €41 M and €122 M for the three and nine months ended September 30, 2025 (negative impact of €39 M and €107 M for the three and nine months ended September 30, 2024). For the three and nine months ended September 30, 2025, recurring savings related to the FME25+ Program were €208 M and €579 M (€161 M and €405 M for the three and nine months ended September 30, 2024).

In the discussion of our results for the three and nine months ended September 30, 2025 compared to the three and nine months ended September 30, 2024 below, the effects of the costs and savings related to the FME25+ Program are presented on a net basis.

Share buy-back

On August 11, 2025, we initiated the first tranche of our €1 billion share buy-back program (excluding ancillary transaction costs), with the two tranches of the program to be completed within two years by August 10, 2027. Under the first tranche, shares shall be acquired up to a maximum of €600 M including any true-ups over a period ending latest April 30, 2026. As of September 30, 2025, 3,564,523 shares have been repurchased resulting in cash outflows of €151 M. For further information, see note 3 d) of the notes to the consolidated financial statements (unaudited) included in this report.

Accelerated settlement of Interwell Health put options

During the second quarter of 2025, the Company entered into an agreement with shareholders of Interwell Health (our value and risk-based care subsidiary) to accelerate the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, InterWell Health LLC and Fresenius Health Partners, Inc. that created Interwell Health (the 2022 Interwell Health Transaction). The settlement in the amount of $362 M (€312 M) for this transaction occurred during September 2025 and represented a transaction with non-controlling interests without loss of control. The accelerated settlement also resulted in an adjustment to income tax expense due to the derecognition of certain deferred tax liabilities initially established in connection with the 2022 Interwell Health Transaction (Interwell Health Deferred Tax Reversal). For further information, see “Net cash provided by (used in) financing activities” below and note 12 of the notes to the consolidated financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG

Change in management

On October 1, 2025, we announced the appointment of Joseph E. (Joe) Turk as a member of the Management Board, effective January 1, 2026. Mr. Turk will serve as Chief Executive Officer of the Care Enablement segment, succeeding Dr. Katarzyna Mazur-Hofsäß as part of a planned transition after she informed the Supervisory Board of her intention to retire. Mr. Turk currently serves as Executive Vice President of our Global Home and Critical Care Therapies department and Head of U.S. Commercial Operations. Mr. Turk joined the Company in 2019 following the acquisition of NxStage Medical, Inc. Before joining the Company, he held positions at Boston Scientific Corporation, McKinsey & Company, Inc., and Deloitte LLP. Mr. Turk holds a master’s degree in marketing, finance, and operations from the Northwestern University Kellogg School of Management, and a degree in economics and chemistry from Wabash College.

Other Trends

Recent changes in global trade policy, including new tariffs on most products imported into the U.S. and the possibility of additional trade restrictions, have created increased uncertainty and potential risk within the healthcare industry and to our business operations and financial performance. While we have implemented measures to mitigate these risks, we may see further increased costs for supplies depending on the nature and scope of these shifts on the affected goods and materials we use. In addition to tariffs, additional macroeconomic factors continue to present challenges as inflation remains elevated, which contributes to higher labor and production costs, as well as ongoing disruptions of global supply chains and new or potential export/import restrictions across key markets. Resulting cost increases have and could continue to adversely impact our financial condition and results of operations, especially if we are unable to absorb these costs through increased reimbursement and increased prices for our products or offset them through supply chain adjustments, product redesign, or other operational efficiencies. We are closely monitoring these developments and identifying additional strategies to mitigate potential financial and operational impacts and expect the impact to be limited in 2025. However, given the evolving nature of these challenges and their broader economic implications, we cannot accurately predict the full extent of their impact on our business in the medium to long-term. Additionally, during the nine months ended September 30, 2025, the euro to U.S. dollar exchange rate experienced moderate volatility, with the euro generally strengthening against the U.S. dollar. Influences on currency markets via geopolitical developments such as the changes in trade policy noted above and corrective actions taken by central banks may cause such exchange rate developments to differ significantly during 2025.

On July 11, 2025, the German legislature approved an investment program for economic growth which increases depreciation for machinery and equipment used in the calculation of income tax as well as implemented a gradual reduction of the corporate tax rate from 15% to 10% from 2028 until 2032. We do not expect a material impact on our business, financial position and results of operations as a result of the new regulation.

As noted above under “Significant U.S. reimbursement and legislative developments,” we believe it is too early for us to predict the magnitude of the changes to Medicare and Medicaid funding, enrollment and eligibility effected by the OBBBA, or their cumulative effect on our business, financial position and results of operations.

The following sections summarize our consolidated results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. As a significant portion of our operations are derived from our businesses in the U.S., the development of the euro against the U.S. dollar can have a material impact on our results of operations, financial position and net assets and the impacts of foreign currency transaction and translation effects are included in the discussion of our key and secondary performance indicators below.

FRESENIUS MEDICAL CARE AG

Three months ended September 30, 2025 compared to three months ended September 30, 2024

Results of operations

in € M

			Change in %
	For the three months ended			Currency
	September 30,			translation	Constant
	2025	2024	As reported	effects	Currency(1)

Revenue	4,885	4,760	3	(5)	8
Costs of revenue	(3,643)	(3,614)	1	6	7
Selling, general and administrative expense	(705)	(756)	(7)	5	(2)
Research and development	(38)	(40)	(6)	2	(4)
Income from equity method investees	47	41	13	0	13
Other operating income	56	191	(71)	(1)	(70)
Other operating expense	(125)	(119)	5	3	8
Operating income	477	463	3	(5)	8
Operating income margin	9.8	9.7
Interest income	19	17	13	(7)	20
Interest expense	(93)	(99)	(6)	5	(1)
Income tax expense	(75)	(117)	(35)	3	(32)
Net income	328	264	24	(5)	29
Net income attributable to noncontrolling interests	(53)	(51)	3	6	9
Net income attributable to shareholders of FME AG	275	213	29	(5)	34
Basic and diluted earnings per share in €	0.94	0.73	30	(5)	35
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Key Performance Indicators

The following discussions include our operating and reportable segments and the measures we use to manage these segments. For further information, see note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue

in € M, except dialysis treatment, patient, clinic and member data

			Change in %
	For the three months ended			Currency			Same Market
	September 30,			translation	Constant	Organic	Treatment
	2025	2024	As reported	effects	Currency(1)	growth	Growth(2)

Revenue	4,885	4,760	3	(5)	8	10
Care Delivery segment	3,402	3,471	(2)	(6)	4	6	0.4
Thereof: U.S.	2,842	2,881	(1)	(6)	5	6	0.1
Thereof: International	560	590	(5)	(1)	(4)	4	1.2
Value-Based Care segment	576	431	34	(8)	42	42
Care Enablement segment	1,361	1,359	0	(5)	5	5
Inter-segment eliminations	(454)	(501)	(10)	(6)	(4)
Thereof: Care Delivery (3)	(129)	(132)	(2)	(6)	4
Thereof: Care Enablement (3)	(325)	(369)	(12)	(4)	(8)
Dialysis treatments	11,247,290	11,807,457	(5)
Patients	293,620	308,216	(5)
Clinics	3,628	3,732	(3)
Member Months	477,228	385,117	24
Membership	161,957	131,254	23
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).
(3)	Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. We also transfer products from the Care Enablement segment to the Care Delivery segment at fair market value.

Consolidated

Revenue increased as compared to the three months ended September 30, 2024, primarily driven by an increase in organic growth in all segments, partially offset by a negative impact from foreign currency translation and the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization).

FRESENIUS MEDICAL CARE AG

Care Delivery

The decrease in Care Delivery revenue as compared to the three months ended September 30, 2024 was driven by a negative impact from foreign currency translation and the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by an increase in organic growth. Organic growth was supported by reimbursement rate increases, favorable payor mix effects, a positive impact from phosphate binders, and reduced implicit price concessions. As of September 30, 2025, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to September 30, 2024, primarily driven by divestitures in connection with our Legacy Portfolio Optimization plan. Treatments in our Care Delivery segment decreased as compared to the three months ended September 30, 2024, mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization). During the three months ended September 30, 2025, we opened 6 and combined, closed, or sold 54 dialysis clinics.

U.S.

In the U.S., the decrease in revenue was driven by a negative impact from foreign currency translation and the effect of closed or sold operations, partially offset by an increase in organic growth. Organic growth in the U.S. was supported by reimbursement rate increases, favorable payor mix effects, a positive impact from phosphate binders, and reduced implicit price concessions. In the U.S., the number of patients we treated in dialysis clinics that we own or operate remained stable at 205,846 patients (September 30, 2024: 205,942). Treatments remained relatively stable at 7,856,537 for the three months ended September 30, 2025 as compared to 7,886,577 for the three months ended September 30, 2024. Same Market Treatment Growth was slightly positive in the third quarter of 2025. We owned or operated 2,621 dialysis clinics in the U.S. at September 30, 2025 as compared to 2,629 dialysis clinics at September 30, 2024. During the three months ended September 30, 2025, we opened 4 and combined, closed, or sold 10 dialysis clinics.

International

In our operations outside the U.S. (International), the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth. There were 87,774 patients, a decrease of 14% (September 30, 2024: 102,274) treated in dialysis clinics that we own or operate in International, primarily driven by divestitures in connection with Legacy Portfolio Optimization. Treatments in International decreased by 14% to 3,390,753 for the three months ended September 30, 2025 as compared to 3,920,880 for the three months ended September 30, 2024 driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth. We owned or operated 1,007 dialysis clinics in International at September 30, 2025 as compared to 1,103 dialysis clinics at September 30, 2024. During the three months ended September 30, 2025, we opened 2 and combined, closed or sold 44 dialysis clinics.

Value-Based Care

Value-Based Care revenue increased as compared to the three months ended September 30, 2024 primarily due to an increase in organic growth, driven by an increase in Member Months mainly due to contract expansion, partially offset by a negative impact from foreign currency translation.

Care Enablement

Care Enablement revenue remained stable as compared to the three months ended September 30, 2024 primarily as higher revenues related to in-center disposables, machines for chronic treatment, and critical care products (including acute cardiopulmonary products and products for acute care treatment) were offset by a negative impact from foreign currency translation. Apart from the negative foreign currency translation impact, the development of revenue was driven by volume increases and positive pricing momentum.

Operating income (loss)

in € M

			Change in %
	For the three months ended			Currency
	September 30,			translation	Constant
	2025	2024	As reported	effects	Currency(1)

Operating income (loss)	477	463	3	(5)	8
Care Delivery segment	419	456	(8)	(7)	(1)
Value-Based Care segment	(22)	(37)	(40)	(2)	(38)
Care Enablement segment	87	61	43	(1)	44
Inter-segment eliminations	(3)	(4)	(18)	(8)	(10)
Corporate	(4)	(13)	(68)	(76)	8
Operating income (loss) margin	9.8	9.7
Care Delivery segment	12.3	13.1
Value-Based Care segment	(3.8)	(8.5)
Care Enablement segment	6.4	4.5
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

FRESENIUS MEDICAL CARE AG

Consolidated

Operating income increased primarily due to a positive impact from business growth (across all segments) and net savings associated with the FME25+ Program, partially offset by an unfavorable impact from Legacy Portfolio Optimization, an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, higher personnel expense, inflationary cost increases, a negative impact from foreign currency translation, and a negative impact from Humacyte Remeasurements.

Care Delivery

Care Delivery operating income decreased primarily as a result of an unfavorable impact from Legacy Portfolio Optimization, an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, higher personnel expense, a negative impact from foreign currency translation, and inflationary cost increases, partially offset by a favorable impact from business growth (driven by a positive effect from phosphate binders and reimbursement rate increases) and net savings associated with the FME25+ Program.

Value-Based Care

The Value-Based Care operating loss decreased as compared to the three months ended September 30, 2024, primarily due to a favorable savings rate relative to prior year performance periods, partially offset by the timing of revenue recognition impacted by delayed CKCC reporting from CMS in 2025 which was a positive contributor in 2024.

Care Enablement

Care Enablement operating income increased primarily due to a favorable impact from business growth (driven by higher volumes and positive pricing developments), and net savings from the FME25+ Program, partially offset by an unfavorable impact from foreign currency transaction effects, inflationary cost increases, and a negative impact from the remeasurement of receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S.

Secondary performance indicators and other contributors to profit and loss

Costs of revenue increased as compared to the three months ended September 30, 2024, primarily driven by higher costs associated with business growth (mainly related to higher membership in our Value-Based Care segment), higher personnel expense in Care Delivery, and inflationary cost increases, partially offset by a positive impact from foreign currency translation. Costs of revenue by segment for the three months ended September 30, 2025 and 2024 are provided in the following table:

Costs of revenue
in € M
			Change in %
	For the three months			Currency
	ended September 30,			translation	Constant
	2025	2024	As reported	effects	Currency(1)

Care Delivery segment	(2,565)	(2,696)	(5)	6	1
Value-Based Care segment	(579)	(449)	29	8	37
Care Enablement segment	(943)	(965)	(2)	5	3
Inter-segment eliminations	448	496	(10)	5	(5)
Corporate	(4)	0	n.a.	n.a.	n.a.
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Selling, general and administrative (SG&A) expense decreased for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024, primarily driven by a positive impact from foreign currency translation and net savings from the FME25+ Program.

The decrease in research and development expense was largely driven by higher capitalization of development costs, partially offset by higher personnel costs for R&D projects.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The decrease in other operating income was primarily driven by an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, lower foreign exchange gains, a negative impact from the remeasurement of our investment in Humacyte, Inc., and lower gains from divestitures in connection with Legacy Portfolio Optimization.

Other operating expense increased as compared to the three months ended September 30, 2024 primarily driven by higher expenses from Legacy Portfolio Optimization, partially offset by lower foreign exchange losses and a favorable impact from the valuation of vPPAs.

For additional information regarding other operating income and expense, see note 3 c) of the notes to the consolidated financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG

Net interest expense decreased by 10% from €82 M to €74 M, primarily due to a favorable impact from refinancing activities (driven by lower debt) and a positive impact from foreign currency translation, partially offset by unfavorable effects from foreign currency swaps.

The effective tax rate decreased from 30.6% for the three months ended September 30, 2024 to 18.7%, primarily driven by the Interwell Health Deferred Tax Reversal and a positive impact from Legacy Portfolio Optimization, partially offset by lower tax provisions in 2024 related to the release of certain valuation allowances which did not recur in 2025.

The increase in net income attributable to noncontrolling interests for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024, was primarily due to higher earnings from entities in which we have less than 100% ownership and are fully consolidated.

The increase in net income attributable to shareholders of FME AG was as a result of the combined effects of the items discussed above.

Basic earnings per share increased for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024, primarily due to the increase in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period decreased to 292.1 M on September 30, 2025 as compared to 293.4 M in the prior year period primarily driven by purchases of treasury stock under our share buy-back program.

We employed 109,916 people (total headcount) as of September 30, 2025 (September 30, 2024: 113,079). This 3% decrease was largely due to the divestiture of certain businesses in connection with Legacy Portfolio Optimization.

Nine months ended September 30, 2025 compared to nine months ended September 30, 2024

Results of operations
in € M
			Change in %
	For the nine months ended			Currency
	September 30,			translation	Constant
	2025	2024	As reported	effects	Currency(1)

Revenue	14,558	14,251	2	(3)	5
Costs of revenue	(10,917)	(10,765)	1	3	4
Selling, general and administrative expense	(2,248)	(2,303)	(2)	2	0
Research and development	(119)	(133)	(11)	1	(10)
Income from equity method investees	140	103	36	0	36
Other operating income	397	532	(25)	0	(25)
Other operating expense	(578)	(552)	5	1	6
Operating income	1,233	1,133	9	(2)	11
Operating income margin	8.5	8.0
Interest income	56	50	11	(5)	16
Interest expense	(285)	(306)	(7)	3	(4)
Income tax expense	(215)	(255)	(16)	2	(14)
Net income	789	622	27	(2)	29
Net income attributable to noncontrolling interests	(138)	(151)	(9)	2	(7)
Net income attributable to shareholders of FME AG	651	471	38	(3)	41
Basic and diluted earnings per share in €	2.22	1.61	38	(3)	41
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

FRESENIUS MEDICAL CARE AG

Key Performance Indicators

The following discussions include our operating and reportable segments and the measures we use to manage these segments. For further information, see note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue
in € M, except dialysis treatment and member data
			Change in %
							Same
	For the nine months			Currency			Market
	ended September 30,			translation	Constant	Organic	Treatment
	2025	2024	As reported	effects	Currency(1)	growth	Growth(2)

Revenue	14,558	14,251	2	(3)	5	7
Care Delivery segment	10,229	10,433	(2)	(2)	0	4	0.6
Thereof: U.S.	8,550	8,542	0	(3)	3	4	0.1
Thereof: International	1,679	1,891	(11)	0	(11)	5	2.0
Value-Based Care segment	1,611	1,269	27	(4)	31	31
Care Enablement segment	4,075	4,020	1	(3)	4	4
Inter-segment eliminations	(1,357)	(1,471)	(8)	(3)	(5)
Thereof: Care Delivery (3)	(365)	(372)	(2)	(3)	1
Thereof: Care Enablement (3)	(992)	(1,099)	(10)	(2)	(8)
Dialysis treatments	33,561,556	35,927,266	(7)
Member Months	1,347,196	1,133,093	19
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).
(3)	Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. We also transfer products from the Care Enablement segment to the Care Delivery segment at fair market value.

Consolidated

Revenue increased as compared to the nine months ended September 30, 2024 primarily driven by an increase in organic growth in all segments, partially offset by a negative impact from foreign currency translation and the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization).

Care Delivery

The decrease in Care Delivery revenue as compared to the nine months ended September 30, 2024 was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), a negative impact from foreign currency translation, and a decrease in dialysis days, partially offset by an increase in organic growth. Organic growth was supported by reimbursement rate increases, favorable payor mix effects, and a positive impact from phosphate binders. Treatments in our Care Delivery segment decreased as compared to the nine months ended September 30, 2024 mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization) and a decrease in dialysis days, partially offset by Same Market Treatment Growth.

U.S.

In the U.S., revenue remained relatively stable as an increase in organic growth was offset by a negative impact from foreign currency translation and a decrease in dialysis days. Organic growth in the U.S. was supported by reimbursement rate increases, favorable payor mix effects, and a positive impact from phosphate binders. In the U.S., treatments remained stable at 23,183,666 for the nine months ended September 30, 2025 as compared to 23,299,461 for the nine months ended September 30, 2024. Same Market Treatment Growth increased slightly as compared to the nine months ended September 30, 2024.

International

In International, the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a decrease in dialysis days, partially offset by an increase in organic growth. Treatments in International decreased by 18% to 10,377,890 for the nine months ended September 30, 2025 as compared to 12,627,805 for the nine months ended September 30, 2024 driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth.

Value-Based Care

Value-Based Care revenue increased as compared to the nine months ended September 30, 2024 primarily due to an increase in organic growth, driven by an increase in Member Months mainly due to contract expansion, partially offset by a negative impact from foreign currency translation.

FRESENIUS MEDICAL CARE AG

Care Enablement

Care Enablement revenue increased as compared to the nine months ended September 30, 2024 primarily driven by higher revenues related to in-center disposables, machines for chronic treatment, and critical care products (including products for acute care treatment and acute cardiopulmonary products), partially offset by a negative impact from foreign currency translation. The development of revenue was driven by volume increases and positive pricing momentum despite a negative impact from volume-based procurement in China.

Operating income (loss)
in € M
			Change in %
	For the nine months ended			Currency
	September 30,			translation	Constant
	2025	2024	As reported	effects	Currency(1)

Operating income (loss)	1,233	1,133	9	(2)	11
Care Delivery segment	1,086	958	13	(4)	17
Value-Based Care segment	(28)	(21)	29	(4)	33
Care Enablement segment	270	196	38	0	38
Inter-segment eliminations	(17)	(9)	98	(6)	104
Corporate	(78)	9	n.a.	n.a.	n.a.
Operating income (loss) margin	8.5	8.0
Care Delivery segment	10.6	9.2
Value-Based Care segment	(1.7)	(1.7)
Care Enablement segment	6.6	4.9
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Consolidated

The increase in our operating income was largely driven by a positive impact from business growth (in Care Delivery and Care Enablement), net savings associated with the FME25+ Program, and reduced expenses from Legacy Portfolio Optimization, partially offset by a negative impact from Humacyte Remeasurements, higher personnel expense (including medical benefit costs), inflationary cost increases, an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, and a negative impact from foreign currency translation.

Care Delivery

Care Delivery operating income increased primarily as a result of a favorable impact from business growth (driven by reimbursement rate increases and a positive effect from phosphate binders), reduced expenses from Legacy Portfolio Optimization, and net savings associated with the FME25+ Program, partially offset by higher personnel expense (including medical benefit costs), an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, inflationary cost increases, and a negative impact from foreign currency translation.

Value-Based Care

The Value-Based Care operating loss increased as compared to the nine months ended September 30, 2024 primarily due to the timing of revenue recognition impacted by delayed CKCC reporting from CMS in 2025 which was a positive contributor in 2024.

Care Enablement

Care Enablement operating income increased primarily due to a favorable impact from business growth (driven by higher volumes and positive pricing developments, despite volume-based procurement in China) and net savings from the FME25+ Program. The increase in operating income was partially offset by inflationary cost increases, a negative impact from the remeasurement of receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S., an unfavorable impact from foreign currency transaction effects, and an unfavorable impact from Legacy Portfolio Optimization.

FRESENIUS MEDICAL CARE AG

Secondary performance indicators and other contributors to profit and loss

Costs of revenue increased as compared to the nine months ended September 30, 2024 primarily driven by higher costs associated with business growth (mainly related to higher membership in our Value-Based Care segment), higher personnel expense in Care Delivery, and inflationary cost increases, partially offset by a positive impact from foreign currency translation and net savings from the FME25+ Program. Costs of revenue by segment for the nine months ended September 30, 2025 and 2024 are provided in the following table:

Costs of revenue
in € M			Change in %
	For the nine months			Currency
	ended September 30,			translation	Constant
	2025	2024	As reported	effects	Currency(1)

Care Delivery segment	(7,908)	(8,159)	(3)	2	(1)
Value-Based Care segment	(1,559)	(1,222)	28	3	31
Care Enablement segment	(2,788)	(2,833)	(2)	4	2
Inter-segment eliminations	1,340	1,454	(8)	2	(6)
Corporate	(2)	(5)	(54)	(1)	(55)
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

SG&A expense decreased for the nine months ended September 30, 2025 as compared to the prior year comparable period primarily driven by net savings from the FME25+ Program and a positive impact from foreign currency translation, partially offset by higher personnel expense (including medical benefit costs).

The decrease in research and development expense was largely driven by higher capitalization of development costs, partially offset by higher personnel costs for R&D projects.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The decrease in other operating income was primarily driven by lower gains from divestitures in connection with Legacy Portfolio Optimization, a decline in the contribution from the remeasurement of our investment in Humacyte, Inc., and an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher foreign exchange gains.

Other operating expense increased as compared to the nine months ended September 30, 2024 primarily driven by foreign exchange losses and a negative impact from the remeasurement of our investment in Humacyte, Inc., partially offset by reduced expenses from Legacy Portfolio Optimization.

For additional information regarding other operating income and expense, see note 3 c) of the notes to the consolidated financial statements (unaudited) included in this report.

Net interest expense decreased by 10% from €256 M to €229 M, primarily due to a favorable impact from refinancing activities (driven by lower debt), a positive impact from foreign currency translation as well as higher interest income from investments and cash deposits, partially offset by unfavorable effects from foreign currency swaps.

The effective tax rate decreased from 29.1% for the nine months ended September 30, 2024 to 21.4%, primarily driven by the Interwell Health Deferred Tax Reversal, a positive impact from Legacy Portfolio Optimization, and a change in the geographic composition of earnings leading to a lower effective tax rate.

The decrease in net income attributable to noncontrolling interests for the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024, was primarily due to lower earnings from entities in which we have less than 100% ownership and are fully consolidated.

The increase in net income attributable to shareholders of FME AG was as a result of the combined effects of the items discussed above.

Basic earnings per share increased for the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024, primarily due to the increase in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period decreased to 293.0 M on September 30, 2025 as compared to 293.4 M in the prior year period, primarily driven by purchases of treasury stock under our share buy-back program.

FRESENIUS MEDICAL CARE AG

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund the FME25+ Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other healthcare facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) as well as to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries (see note 12 of the notes to the consolidated financial statements (unaudited) included in this report).

As of September 30, 2025, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.5 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report).

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, and manage against our self-imposed target of 2.5 - 3.0x (see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above). The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of September 30, 2025 and December 31, 2024.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS® financial measure in € M, except for net leverage ratio

	September 30,	December 31,
	2025	2024

Debt and lease liabilities(1)	10,474	10,988
Minus: Cash and cash equivalents(2)	(1,256)	(1,185)
Net debt	9,218	9,803

Net income(3)	907	741
Income tax expense(3)	276	316
Interest income(3)	(77)	(72)
Interest expense(3)	386	407
Depreciation and amortization(3)	1,495	1,536
Adjustments(3), (4)	565	450
Adjusted EBITDA	3,552	3,378

Net leverage ratio	2.6	2.9
(1)

Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion as well as debt and lease liabilities included within liabilities directly associated with assets held for sale.

(2)	Includes cash and cash equivalents included within assets held for sale (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).
(3)	Last twelve months.
(4)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: 1 M; 2024: -€23 M), non-cash charges, primarily related to pension expense (2025: €52 M; 2024: €52 M), impairment loss (2025: €109 M; 2024: €207 M) and special items, including costs related to the FME25+ Program (2025: €185 M; 2024: €164 M), Legacy Portfolio Optimization (2025: €134 M; 2024: €113 M), Legal Form Conversion Costs (2025: €6 M; 2024: €9 M) and Humacyte Remeasurements (2025: €78 M; 2024: -€72 M). See “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure),” above.

At September 30, 2025, we had cash and cash equivalents of €1,256 M (December 31, 2024: €1,180 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “– Free cash flow in % of revenue (Non-IFRS Measure)” above.

FRESENIUS MEDICAL CARE AG

The following table shows the cash flow performance indicators for the nine months ended September 30, 2025 and 2024 and reconciles free cash flow to Net cash provided by (used in) operating activities, the most directly comparable IFRS Accounting Standards measures, and free cash flow in percent of revenue to Net cash provided by (used in) operating activities in percent of revenue:

Cash flow measures

in € M, except where otherwise specified

	For the nine months ended
	September 30,
	2025	2024

Revenue	14,558	14,251
Net cash provided by (used in) operating activities	1,679	1,554
Capital expenditures	(492)	(459)
Proceeds from sale of property, plant and equipment	12	7
Capital expenditures, net	(480)	(452)
Free cash flow	1,199	1,102
Net cash provided by (used in) operating activities in % of revenue	11.5	10.9
Free cash flow in % of revenue	8.2	7.7

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities in percent of revenue for the nine months ended September 30, 2025 as compared to the first nine months of 2024 was driven by an increase in net income and the combined positive prior year impacts of the phasing of income tax payments, particularly in the U.S., (positive) and cash received in 2024 from our former general partner, Fresenius Medical Care Management AG, related to pension obligations for management board members as a result of the Conversion, which did not recur in 2025 (negative).

The profitability of our business depends significantly on reimbursement rates for our services. For the nine months ended September 30, 2025, approximately 77% of our revenue was generated by providing healthcare services (including insurance services), a major portion of which is reimbursed by either public healthcare organizations or private insurers. For the nine months ended September 30, 2025, approximately 16% of our consolidated revenue was attributable to reimbursements from U.S. federal healthcare benefit programs such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “— Forward-looking statements” and “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our bilateral credit lines. We expect that we will have adequate sources of financing available to us. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities,” and note 14 of the notes to the consolidated financial statements (unaudited) included in this report below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) (Non-IFRS Measure) of 62 days at September 30, 2025 (December 31, 2024: 63 days).

DSO by segment is calculated by dividing the respective segment’s trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) less contract liabilities, converted to euro using the average exchange rate for the period presented by the average daily sales for the last twelve months of that segment, including sales or value-added tax, converted to euro using the average exchange rate for the period. In order to ensure comparability of line items included in the consolidated balance sheets and consolidated statements of income, trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) and contract liabilities as of September 30, 2025 are adjusted for an increase in the amount of €124.6 M and €2.7 M, respectively (December 31, 2024: a decrease of €78.5 M and an increase of €1.5 M, respectively) which represents the impact on these line items from foreign currency translation. Additionally, daily revenues in the amount of €(0.2) M and €(0.6) M for the twelve months ended September 30, 2025 and December 31, 2024, respectively, are adjusted in relation to amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, to increase consistency with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above) and in the amount of €0.9 M and €1.0 M for the twelve months ended September 30, 2025 and December 31, 2024, respectively to include sales or value-added tax and other smaller effects.

FRESENIUS MEDICAL CARE AG

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding (Non-IFRS Measure)

in days

	September 30,	December 31,
	2025	2024	Explanation of movement

Care Delivery	57	56	Temporary delays in collections due to the incorporation of phosphate binders within the ESRD PPS rate bundle
Value-Based Care	27	33	The correlation between increased revenues, accounted for under IFRS 17, as compared to receivables, mainly due to contract expansion
Care Enablement	92	95	Improvement through sharpened focus on credit management and cash collection
FME AG	62	63

Due to the fact that a large portion of our reimbursement is provided by public healthcare organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 11 of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first nine months of 2025 was €304 M as compared to net cash provided by investing activities of €34 M in the comparable period of 2024. The following table shows a breakdown of our investing activities for the first nine months of 2025 and 2024:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities		securities

	For the nine months ended September 30,
	2025	2024	2025	2024	2025	2024

Care Delivery	227	233	25	26	177	525
Value-Based Care	0	0	0	0	0	2
Care Enablement	253	219	19	57	43	42
Total	480	452	44	83	220	569

The majority of our capital expenditures in the first nine months of 2025 was used for capitalization of certain development costs, maintaining existing clinics and centers, capitalization of machines provided to our customers, expansion of production capacity, and equipping new clinics and centers. Capital expenditures accounted for approximately 3% of total revenue in the first nine months of 2025 and 2024.

Acquisitions in the first nine months of 2025 relate primarily to the purchase of clinics and centers. Investments in the first nine months of 2025 were primarily comprised of purchases of debt securities. Divestitures in the first nine months of 2025 mainly related to the divestment of equity investments and debt securities, including divestitures under our Legacy Portfolio Optimization program as well as cash received related to an agreement to sell select assets of the Company’s wholly owned Spectra Laboratories (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report.

Investments in the first nine months of 2024 were mainly comprised of purchases of debt securities and equity investments. Divestitures in the first nine months of 2024 were mainly related to the divestment of equity investments (including divestitures under our Legacy Portfolio Optimization program) and debt securities.

In 2025, we anticipate capital expenditures around €0.8 to €1.0 billion and expect to limit acquisition and investment spending, while focusing on the organic growth of our business. Our anticipated capital expenditures are driven by the need to position us well to capture growth opportunities, including the limited launch of high-volume hemodiafiltration to targeted U.S. clinics beginning in 2025, as well as to maintain quality levels and patient experience. Additionally, we plan accelerated capital expenditures in new production facilities as well as into R&D activities for a more globalized product portfolio.

Net cash provided by (used in) financing activities

In the first nine months of 2025, net cash used in financing activities was €1,195 M as compared to net cash used in financing activities of €1,604 M in the first nine months of 2024.

FRESENIUS MEDICAL CARE AG

In the first nine months of 2025, cash was mainly used for the repayment of debt and lease liabilities, distributions to noncontrolling interests (including the accelerated settlement of Interwell Health put options), payment of dividends, and the purchase of our shares through the share buy-back program, partially offset by proceeds from debt (including the issuance of bonds during the second quarter of 2025).

In the first nine months of 2024, cash was mainly used in the repayment of debt (including short and long-term debt, the accounts receivable securitization program as well as lease liabilities), payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from short and long-term debt.

For further information, see note 8 of the notes to the consolidated financial statements (unaudited) included in this report.

On May 27, 2025, we paid a dividend with respect to 2024 of €1.44 per share (for 2023 paid in 2024 €1.19 per share). The total dividend payment was €423 M as compared to €349 M in the prior year.

Balance sheet structure

Total assets as of September 30, 2025 decreased by 8% to €30.9 billion as compared to €33.6 billion at December 31, 2024. Apart from a 9% negative impact resulting from foreign currency translation, total assets increased by 1% to €33.9 billion primarily due to increases in certain working capital items such as cash and cash equivalents, trade accounts, inventories, and other receivables from unrelated parties, partially offset by decreases in right of use assets and in property, plant and equipment.

Current assets as a percent of total assets increased to 25% as of September 30, 2025 as compared to 24% at December 31, 2024 primarily due to the impact of foreign currency translation which decreased goodwill, right of use assets and property, plant and equipment. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 45% as of September 30, 2025 as compared to 47% at December 31, 2024, primarily due to a decrease in shareholders’ equity driven by a negative impact from foreign currency translation adjustments, purchases of treasury stock under our share buy-back program, partially offset by the impact of net income on shareholders’ equity and the impact from the accelerated settlement of Interwell Health put options. The decrease in the equity ratio was mitigated by a decrease in lease liabilities (mainly due to impacts from foreign currency translation) and other financial liabilities (including a decrease related to the accelerated settlement of Interwell Health put options which was partially offset by an increase in liabilities for shares yet to be repurchased under our share buy-back program). ROIC increased to 4.1% at September 30, 2025 as compared to 3.5% at December 31, 2024, primarily driven by a decrease in costs related to Legacy Portfolio Optimization and the impact from the Interwell Health Deferred Tax Reversal. ROIC excluding Legacy Portfolio Optimization costs was 4.9% at September 30, 2025 (December 31, 2024: 4.2%). Goodwill, included in the item “Invested capital,” has a significant impact on the calculation of ROIC. The weighted average cost of capital (WACC), including weighted risk premiums for country risks, was 6.7%. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 14 of the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG

Interim Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (K), except per share data

		For the three months		For the nine months
		ended September 30,		ended September 30,
	Note	2025	2024	2025	2024

Revenue:
Healthcare services	3 a), 13	3,219,669	3,292,628	9,721,334	9,986,979
Healthcare products	3 a), 13	1,097,603	1,037,588	3,277,466	3,058,146
Insurance contracts	3 a), 13	567,578	429,946	1,559,217	1,205,997
	3 a), 13	4,884,850	4,760,162	14,558,017	14,251,122

Costs of revenue:
Healthcare services		2,478,060	2,584,886	7,642,514	7,869,631
Healthcare products		601,258	598,337	1,758,380	1,730,099
Insurance contracts		563,314	430,855	1,516,566	1,165,168
	13	3,642,632	3,614,078	10,917,460	10,764,898

Operating (income) expenses:
Selling, general and administrative	3b	705,440	756,146	2,248,105	2,303,256
Research and development	13	37,748	40,047	119,346	133,433
Income from equity method investees	13	(46,672)	(41,248)	(139,680)	(102,730)
Other operating income	3c	(56,077)	(191,066)	(397,236)	(532,494)
Other operating expense	3c	125,274	119,509	576,844	551,261
Operating income		476,505	462,696	1,233,178	1,133,498

Other (income) expense:
Interest income		(19,159)	(16,934)	(55,989)	(50,342)
Interest expense		93,096	99,104	285,392	306,030
Income before income taxes		402,568	380,526	1,003,775	877,810
Income tax expense		75,225	116,534	214,528	255,058
Net income		327,343	263,992	789,247	622,752
Net income attributable to noncontrolling interests		52,546	50,965	137,958	151,738
Net income attributable to shareholders of FME AG		274,797	213,027	651,289	471,014
Basic earnings per share	3d	0.94	0.73	2.22	1.61
Diluted earnings per share	3d	0.94	0.73	2.22	1.61

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € K

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2025	2024	2025	2024

Net income	327,343	263,992	789,247	622,752
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
FVOCI equity investments	7,803	—	7,803	(4,273)
Actuarial gain (loss) on defined benefit pension plans	9,778	(31,671)	60,759	17,547
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(3,061)	9,656	(18,319)	(4,694)
	14,520	(22,015)	50,243	8,580
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation, net of reclassification adjustments resulting from deconsolidation	(5,219)	(560,649)	(1,520,693)	(194,220)
FVOCI debt securities	1,042	9,544	7,456	7,334
Gain (loss) related to cash flow hedges	838	9,364	26,510	2,152
Cost of hedging	1,302	(1,509)	(852)	519
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	(1,126)	(2,715)	(8,098)	(1,338)
	(3,163)	(545,965)	(1,495,677)	(185,553)

Other comprehensive income (loss), net of tax	11,357	(567,980)	(1,445,434)	(176,973)
Total comprehensive income (loss)	338,700	(303,988)	(656,187)	445,779

Comprehensive income attributable to noncontrolling interests	49,730	504	8,319	137,574
Comprehensive income (loss) attributable to shareholders of FME AG	288,970	(304,492)	(664,506)	308,205

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € K, except share data

	Note	September 30, 2025	December 31, 2024

Assets
Cash and cash equivalents		1,255,948	1,180,187
Trade accounts and other receivables from unrelated parties		3,241,981	3,367,111
Accounts receivable from related parties	4	33,026	40,936
Inventories	6	2,086,490	2,067,922
Other current assets		605,276	671,835
Other current financial assets		556,990	433,740
Assets held for sale	2	44,690	161,013
Total current assets		7,824,401	7,922,744

Property, plant and equipment		3,264,804	3,646,126
Right-of-use assets		3,133,305	3,612,456
Intangible assets		1,249,794	1,370,080
Goodwill		13,585,362	15,170,652
Deferred taxes		230,773	229,509
Investment in equity method investees	13	751,181	620,831
Other non-current assets		234,743	198,325
Other non-current financial assets		612,642	795,856
Total non-current assets		23,062,604	25,643,835
Total assets		30,887,005	33,566,579

Liabilities
Accounts payable to unrelated parties		725,847	904,278
Accounts payable to related parties	4	101,185	80,044
Current provisions and other current liabilities		1,556,182	1,499,934
Other current financial liabilities		2,063,237	1,787,373
Short-term debt from unrelated parties	7	67,486	2,099
Current portion of long-term debt	8	475,761	575,283
Current portion of lease liabilities from unrelated parties		568,200	615,983
Current portion of lease liabilities from related parties	4	25,847	24,901
Income tax liabilities		173,344	142,654
Liabilities directly associated with assets held for sale	2	2,329	27,511
Total current liabilities		5,759,418	5,660,060

Long-term debt, less current portion	8	6,322,900	6,260,825
Lease liabilities from unrelated parties, less current portion		2,941,853	3,411,855
Lease liabilities from related parties, less current portion	4	70,618	87,962
Non-current provisions and other non-current liabilities		349,516	374,163
Other non-current financial liabilities		197,959	538,685
Pension liabilities		588,273	678,673
Income tax liabilities		82,343	76,953
Deferred taxes		665,719	708,890
Total non-current liabilities		11,219,181	12,138,006
Total liabilities		16,978,599	17,798,066

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 382,754,793 shares authorized, 293,413,449 issued and 289,848,926 outstanding as of September 30, 2025 (December 31, 2024: 362,370,124 shares authorized, 293,413,449 shares issued and outstanding)		293,413	293,413
Treasury stock, at cost	3 d)	(148,297)	—
Additional paid-in capital		2,624,556	3,345,408
Retained earnings		11,844,593	11,266,287
Accumulated other comprehensive income (loss)		(1,665,465)	(328,545)
Total FME AG shareholders’ equity		12,948,800	14,576,563
Noncontrolling interests		959,606	1,191,950
Total equity		13,908,406	15,768,513
Total liabilities and equity		30,887,005	33,566,579

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € K

		For the nine months ended
		September 30,
	Note	2025	2024

Operating activities
Net income		789,247	622,752

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	13	1,126,855	1,265,256
Change in deferred taxes, net		(30,556)	(119,165)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		105,318	(38,148)
Income from equity method investees	13	(139,680)	(102,730)
Interest expense, net		229,403	255,688
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(174,804)	(228,737)
Inventories		(189,486)	12,236
Other current and non-current assets		19,514	(111,148)
Accounts receivable from related parties		6,806	129,582
Accounts payable to related parties		30,904	(23,882)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		89,910	116,245
Income tax liabilities		202,490	332,798
Received dividends from investments in equity method investees		5,691	5,151
Paid interest		(260,981)	(276,771)
Received interest		54,542	48,740
Paid income taxes		(185,860)	(333,425)
Net cash provided by (used in) operating activities		1,679,313	1,554,442

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(492,357)	(458,668)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(18,676)	(18,509)
Investments in debt securities		(25,444)	(64,589)
Proceeds from sale of property, plant and equipment		11,642	6,504
Proceeds from divestitures, net of cash disposed		163,586	502,072
Proceeds from sale of debt securities		56,949	67,445
Net cash provided by (used in) investing activities		(304,300)	34,255

Financing activities
Proceeds from short-term debt from unrelated parties		159,346	182,287
Repayments of short-term debt from unrelated parties		(90,583)	(537,069)
Proceeds from long-term debt		1,121,793	40,361
Repayments of long-term debt		(830,245)	(249,723)
Repayments of lease liabilities from unrelated parties		(477,313)	(484,526)
Repayments of lease liabilities from related parties		(19,122)	(18,666)
Increase (decrease) of accounts receivable facility		—	(22,995)
Purchase of treasury stock	3 d)	(151,119)	—
Dividends paid		(422,515)	(349,162)
Distributions to noncontrolling interests		(505,304)	(178,661)
Contributions from noncontrolling interests		20,244	14,039
Net cash provided by (used in) financing activities		(1,194,818)	(1,604,115)
Effect of exchange rate changes on cash and cash equivalents		(109,301)	(24,595)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		70,894	(40,013)
Cash and cash equivalents at beginning of period		1,185,328	1,427,225
Cash and cash equivalents at end of period		1,256,222	1,387,212
Thereof: cash and cash equivalents within the disposal groups	2	274	16,322

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of shareholders’ equity

For the nine months ended September 30, 2025 and 2024 (unaudited)

Consolidated statements of shareholders’ equity

in € K, except share data

		Ordinary shares		Treasury stock				Accumulated other comprehensive income (loss)
						Additional		Foreign				Total FME AG	Non-
		Number of	No par	Number of		paid in	Retained	currency	Cash flow		Fair value	shareholders’	controlling
	Note	shares	value	shares	Amount	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity

Balance at December 31, 2023		293,413,449	293,413	—	—	3,380,331	10,921,686	(765,581)	(4,585)	(192,490)	(12,513)	13,620,261	1,206,274	14,826,535

Dividends paid		—	—	—	—	—	(349,162)	—	—	—	—	(349,162)	—	(349,162)
Transactions with noncontrolling interests without loss of control		—	—	—	—	(3,283)	—	—	—	—	—	(3,283)	2,689	(594)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	—	—	(23,000)	(23,000)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(155,069)	(155,069)
Put option liabilities	12	—	—	—	—	—	46,454	—	—	—	—	46,454	—	46,454
Net Income		—	—	—	—	—	471,014	—	—	—	—	471,014	151,738	622,752
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	3 c)	—	—	—	—	—	—	(130,855)	63	1,451	(50,715)	(180,056)	(14,164)	(194,220)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	2,517	—	—	2,517	—	2,517
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	12,853	—	12,853	—	12,853
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	—	—	1,877	1,877	—	1,877
Comprehensive income		—	—	—	—	—	—	—	—	—	—	308,205	137,574	445,779
Balance at September 30, 2024		293,413,449	293,413	—	—	3,377,048	11,089,992	(896,436)	(2,005)	(178,186)	(61,351)	13,622,475	1,168,468	14,790,943

Balance at December 31, 2024		293,413,449	293,413	—	—	3,345,408	11,266,287	(41,964)	(13,298)	(188,058)	(85,225)	14,576,563	1,191,950	15,768,513

Equity-settled share-based payment transactions	10	—	—	—	—	3,686	—	—	—	—	—	3,686	—	3,686
Purchase of treasury stock	3 d)	—	—	(3,564,523)	(148,297)	(451,703)	—	—	—	—	—	(600,000)	—	(600,000)
Dividends paid		—	—	—	—	—	(422,515)	—	—	—	—	(422,515)	—	(422,515)
Transactions with noncontrolling interests without loss of control		—	—	—	—	(272,835)	—	—	—	—	—	(272,835)	(83,692)	(356,527)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	—	—	756	756
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(157,727)	(157,727)
Put option liabilities	12	—	—	—	—	—	328,407	—	—	—	—	328,407	—	328,407
Transfer of cumulative gains/losses of equity investments		—	—	—	—	—	21,125	—	—	—	(21,125)	—	—	—
Net Income		—	—	—	—	—	651,289	—	—	—	—	651,289	137,958	789,247
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	3 c)	—	—	—	—	—	—	(1,407,916)	473	16,444	(55)	(1,391,054)	(129,639)	(1,520,693)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	18,835	—	—	18,835	—	18,835
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	42,558	—	42,558	—	42,558
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	—	—	13,866	13,866	—	13,866
Comprehensive income		—	—	—	—	—	—	—	—	—	—	(664,506)	8,319	(656,187)
Balance at September 30, 2025		293,413,449	293,413	(3,564,523)	(148,297)	2,624,556	11,844,593	(1,449,880)	6,010	(129,056)	(92,539)	12,948,800	959,606	13,908,406

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG (FME AG or the Company) is a German stock corporation (Aktiengesellschaft — AG) registered with the commercial register of Hof (Saale) under HRB 6841, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany. The Company is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis and related services for individuals with renal diseases, including through value and risk-based care programs, as well as other healthcare services. The Company also develops, manufactures and distributes a wide variety of healthcare products. The Company’s healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment as well as acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other healthcare services include pharmacy services, vascular specialty services as well as ambulatory surgery center services and physician nephrology practice management.

In these unaudited notes, “FME AG,” the “Company” or the “Group” refers to Fresenius Medical Care AG or to Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management Board” refers to the members of the management board of the Company and “Supervisory Board” refers to the supervisory board of the Company. The term “Care Enablement” refers to the Company’s Care Enablement operating segment, the term “Care Delivery” refers to the Company’s Care Delivery operating segment and the term “Value - Based Care” refers to the Company’s Value - Based Care operating segment. For further discussion of the Company’s operating and reportable segments, see note 13.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards,” using the euro as the Company’s reporting and functional currency.

The interim financial report is prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and contains condensed financial statements, in that it includes selected explanatory notes rather than all of the notes that would be required in a complete set of financial statements. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the 2024 Form 20-F) in accordance with IAS 1, Presentation of Financial Statements.

The interim consolidated financial statements at September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2024 Form 20-F. The preparation of interim consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such interim financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair statement of the results of the periods presented. All such adjustments are of a normal recurring nature.

The effective tax rate of 18.7% and 21.4% for the three and nine months ended September 30, 2025 (30.6% and 29.1% for the three and nine months ended September 30, 2024), is recognized on the basis of the best estimate made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements. The Company is within the scope of the Organisation for Economic Co-operation and Development’s Inclusive Framework on Base Erosion Profit Shifting (BEPS) Global Anti-Base Erosion Model Rules (GloBE): Global Minimum Taxation (Pillar Two) legislation. The Company applies the exception not to recognize or disclose deferred taxes in connection with Pillar Two income taxes. Income tax expenses related to Pillar Two income taxes are included within the income tax expense line item in the Company’s consolidated statements of income.

The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results of operations for the year ending December 31, 2025.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

In connection with the decision of the Management Board to update the Company’s globalized operating model by introducing a new operating segment, Value-Based Care, as of June 1, 2025, the Company performed a reallocation of goodwill to the segments under its new operating structure and evaluated the effects of this reallocation on the recoverability of goodwill. At the date of the reorganization, goodwill was reallocated to the cash generating units (CGUs) Care Delivery and Value-Based Care using a relative value approach. As there was no change in the composition of the operating segment Care Enablement, the goodwill of this CGU remained unchanged. Based on the new operating model, one group of CGUs was identified in each of the Company’s operating segments (Care Delivery, Value-Based Care and Care Enablement) as of June 1, 2025 with no indication of impairment as indicated by impairment tests before and after the reallocation. While the Company utilizes its three-year budgets for all CGUs, projections for years four to ten and a representative growth rate for all remaining years in determining discounted cash flows are used for the CGUs Care Delivery and Care Enablement. For the CGU Value-Based Care, projections for years four to five and a representative growth rate for all remaining years in determining discounted cash flows are applied, given the nascent nature of the business.

Goodwill as of September 30, 2025 was €13,585,362 (June 1, 2025: €14,035,273), thereof €11,227,831 (June 1, 2025: €11,613,650) in Care Delivery, €368,945 (June 1, 2025: €382,025) in Value - Based Care and €1,988,586 (June 1, 2025: €2,039,598) in Care Enablement.

In the first nine months of 2025, the market capitalization of the Company increased by 1% to €13,103,845 at September 30, 2025 (December 31, 2024: €12,957,138) and exceeds total FME AG shareholders’ equity, which decreased by 11% to €12,948,800 as of September 30, 2025 as compared to €14,576,563 as of December 31, 2024 and is no longer considered a trigger for an additional impairment test as of September 30, 2025.

Due to ongoing uncertainties in the macroeconomic environment, the Company reviewed the impacts on the impairment test, which was performed as of December 31, 2024. Additionally, the ability to delay chronic kidney disease (CKD) or end-stage renal disease (ESRD) progression and cardiovascular mortality improvements as a result of the use of glucagon-like peptide 1 (GLP-1) receptor agonists, sodium-glucose cotransporter 2 (SGLT2) inhibitors and other pharmaceuticals or treatment modalities could have an impact on the Company’s patient population in the future.

During the fourth quarter of 2024, the Company performed an analysis in connection with the annual goodwill impairment test as of October 1, 2024 and as described in note 2 a) of the consolidated financial statements contained in the 2024 Form 20-F. The Company’s analysis included qualitative and quantitative simulations to assess the potential impact of GLP-1 receptor agonists and the potential impact of SGLT2 inhibitors on the CKD and ESRD populations, specifically in relation to cash flow projections and goodwill sensitivity assessments based on the analysis of the population impact model (a computational tool to predict the size and age distribution of future patient populations with kidney disease for the coming decade, based on various public-health scenarios). In the Company’s population impact model the sensitivity bands of the various scenarios of GLP-1 receptor agonist and SGLT2 inhibitor utilization in the CKD population suggest a slight increase in the total CKD population and a slight reduction in the ESRD population growth rate that remain materially consistent with the patient population forecasts which do not include the utilization of these drugs. Considering the positive cardiovascular effects of the drugs, reducing mortality, as well as the progression-delaying effect on the CKD population, the Company sees a balanced effect of the drugs on the patient population. Recent third-party data published during the first nine months of 2025 remain consistent with the previously performed simulations.

During the third quarter of 2025, the Company compared the carrying amounts of its group of CGUs, Care Delivery, Value-Based Care and Care Enablement, to the respective group of CGU’s value in use, using the free cash flows of the group of CGUs considered in the impairment test as of December 31, 2024, and updated its free cash flow projections using the results of the latest available assessments. Cash flow projections were updated to reflect the impacts of the classification of certain entities as held for sale during the first nine months of 2025 as disclosed in note 2 as well as the status of current initiatives, without considering any growth and improvement from the FME25+ Program, as defined below, initiatives which have not yet commenced as of September 30, 2025. WACC parameters were updated to reflect, among other items, adjustments to the peer group used in the Company’s analysis. The Company also updated its WACC risk parameters to reflect uncertainties arising from recent changes in global trade policy, including new tariffs and the possibility of additional trade restrictions, and their estimated impact to the Company’s operations by anticipating uncertainties on imports as well as potential knock-on effects including possible retaliatory measures.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

The following table shows the key assumptions of value-in-use calculations, which are presented based upon the goodwill impairment test performed as of September 30, 2025.

Key assumptions

in %

	Care Delivery	Value-Based Care	Care Enablement
Average revenue growth in projection period (1)	low-single-digit	high-single-digit	mid-single-digit
Average operating income growth in projection period (1)	low-single-digit	low-triple-digit	low-double-digit
Residual value growth	1.00	2.80	1.00
Pre-tax weighted average cost of capital (WACC)	9.36	9.56	6.39
After-tax WACC	7.78	8.21	5.05
(1)	For CGUs Care Delivery and Care Enablement, a projection period of ten years is used. For CGU Value-Based Care, a projection period of five years is used, given the nascent nature of the business.

For a detailed description of the impairment test procedure, see notes 1 g) and 2 a) of the consolidated financial statements contained in the 2024 Form 20-F. While the impairment tests in 2024 were performed on the operating segments Care Delivery (including Value-Based Care) and Care Enablement, the impairment test procedure as of September 30, 2025 was performed on the operating segments Care Delivery, Value-Based Care and Care Enablement. The assessment did not result in any indication of impairment as of September 30, 2025. Management continues to monitor the situation.

As of September 30, 2025, the recoverable amount of the Care Delivery group of CGUs exceeded the carrying amount by €5,644,442. For the Value-Based Care group of CGUs, the recoverable amount exceeded the carrying amount by €305,331. For the Care Enablement group of CGUs, the recoverable amount exceeded the carrying amount by €7,139,652. The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis(1)

Change in percentage points	Care Delivery	Value-Based Care	Care Enablement
Pre-tax WACC	2.66	3.50	4.27
After-tax WACC	1.71	2.50	2.94
Residual value growth	(9.57)	(5.64)	(13.47)
Operating income margin of each projection year	(2.55)	(0.71)	(4.73)
(1)	The sensitivity analysis is based upon the goodwill impairment test performed as of September 30, 2025.

Due to the increased significance of Value-Based Care and its insurance operations, the Company reclassified €429,946 and €1,205,997 for the three and nine months ended September 30, 2024, respectively, to Insurance contract revenue from Healthcare services revenue within its consolidated financial statements. Insurance contract costs of revenue in the amount of €430,855 and €1,165,168 for the three and nine months ended September 30, 2024, respectively, were also reclassified and were previously reported within the Healthcare services costs of revenue line item.

On November 4, 2025, the Management Board authorized the issuance of the Company’s interim consolidated financial statements (unaudited).

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its interim consolidated financial statements at and for the nine months ended September 30, 2025 in conformity with IFRS Accounting Standards that must be applied for the interim periods starting on or after January 1, 2025. In the nine months ended September 30, 2025, there were no recently implemented accounting pronouncements that materially affect the business.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18). IFRS 18 aims to improve how information is communicated in financial statements to give investors a more comparable basis to analyze companies’ performance. The standard introduces three sets of new requirements: new categories and subtotals in the consolidated statements of income, disclosure regarding management-defined performance measures and guidance related to the aggregation and disaggregation of certain information. The consolidated statements of income will be split into three newly defined categories (operating, investing and financing) and will include two newly defined subtotals (operating profit and profit before financing and income taxes). Management-defined performance measures are subtotals of income and expense used in public communication outside the financial statements and communicate management’s view of certain aspects of a company’s performance. Such measures will be required to be described in a clear and understandable manner in a single note explaining how the measure is calculated, why it is useful, providing a reconciliation to the most directly comparable subtotal noted above, the income tax and the effect on non-controlling interest for each item will be presented in the reconciliation and how the income tax effect is determined. Lastly, companies will be required to disaggregate items if such information is material and to avoid using the label “other” in financial statements. Certain additional details for depreciation and amortization, impairment and other expense classifications may be required. Additionally, IFRS 18 will introduce limited changes to IAS 7, Statement of Cash Flows. Operating profit will be the starting point for reporting cash flows from operating activities using the indirect method and the option for classifying interest and dividend cash flows as operating activities will be eliminated. Dividends and interest paid will be classified in cash flows from financing activities whereas dividends and interest received will be classified in cash flows from investing activities. An entity shall apply those amendments when it applies IFRS 18. IFRS 18 is effective for fiscal periods commencing on or after January 1, 2027. Earlier adoption is permitted. The standard is expected to impact the Company’s presentation of items within the consolidated financial statements and its notes disclosures once implemented, though the standard is not expected to change how the Company recognizes or measures items in its consolidated financial statements.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2.    Disposal groups classified as held for sale

As of September 30, 2025, the Company’s management committed to a plan to sell the following in connection with its Legacy Portfolio Optimization program (as defined below):

●	the Company signed an agreement to sell its renal dialysis clinics in Kazakhstan, currently included in its Care Delivery segment. On October 3, 2025, the Company divested its clinics in Kazakhstan; and
●	the Company signed an agreement to sell select assets of the Company’s wholly owned Spectra Laboratories, currently included in its Care Delivery segment.

Transactions which remain open as of the date of this report are subject to regulatory approvals or certain other closing conditions, but are expected to be completed within a year from the date of classification as assets held for sale. The sale of the select assets of the Company’s wholly owned Spectra Laboratories qualifies as a divestiture of a business. The classification of the agreed-upon divestiture in Kazakhstan as held for sale resulted in an impairment loss which is included in other operating expenses in the consolidated statements of income. The carrying amount of the disposal group for the proposed divestiture in Kazakhstan is recognized at its fair value less costs to sell. The portion of the non-recurring fair value measurement attributable to the Company and its shareholders of €2,347 for this transaction is categorized as level 3 of the fair value hierarchy using the preliminary purchase price (December 31, 2024: €82,544). The proposed divestiture of the select assets of the Company’s wholly owned Spectra Laboratories did not result in an impairment loss based upon the measurement of assets held for sale and the disposal group is recorded at its carrying amount. See note 3 c) for further details on impairment losses based upon the measurement of assets held for sale as well as other impairment of assets related to the proposed divestitures for the three and nine months ended September 30, 2025 and 2024.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

As of September 30, 2025 and December 31, 2024, the following assets and liabilities were classified as held for sale:

Assets and liabilities of disposal groups classified as held for sale in € thousands (K)

	September 30, 2025	December 31, 2024
Cash and cash equivalents	274	5,141
Trade accounts and other receivables from unrelated parties	881	27,085
Property, plant and equipment	922	16,346
Right-of-use assets	2,037	5,915
Goodwill(1)	36,382	92,557
Other	4,194	13,969
Assets held for sale	44,690	161,013

Accounts payable to unrelated parties	61	1,628
Lease liabilities	1,919	6,097
Provisions and other liabilities	349	19,786
Liabilities directly associated with assets held for sale	2,329	27,511
(1)Goodwill was allocated to the disposal groups on a relative fair value basis.

As of September 30, 2025 and December 31, 2024, the accumulated foreign currency translation losses recognized in other comprehensive income related to the disposal groups amounted to €18,290 and €44,693.

3.    Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statements of income for the three and nine months ended September 30, 2025 and 2024:

Revenue

in € K

	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total

	For the three months ended September 30, 2025
Healthcare services	3,219,669	—	—	3,219,669
Healthcare products	1,077,194	—	20,409	1,097,603
Insurance contracts	—	567,578	—	567,578
Total	4,296,863	567,578	20,409	4,884,850

	For the three months ended September 30, 2024
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Healthcare services	3,292,628	—	—	3,292,628
Healthcare products	1,021,882	—	15,706	1,037,588
Insurance contracts	—	429,946	—	429,946
Total	4,314,510	429,946	15,706	4,760,162

	For the nine months ended September 30, 2025
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Healthcare services	9,721,334	—	—	9,721,334
Healthcare products	3,214,731	—	62,735	3,277,466
Insurance contracts	—	1,559,217	—	1,559,217
Total	12,936,065	1,559,217	62,735	14,558,017

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2024
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Healthcare services	9,986,979	—	—	9,986,979
Healthcare products	3,000,649	—	57,497	3,058,146
Insurance contracts	—	1,205,997	—	1,205,997
Total	12,987,628	1,205,997	57,497	14,251,122

The following table contains a disaggregation of revenue by categories for the three and nine months ended September 30, 2025 and 2024:

Disaggregation of revenue by categories

in € K

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Care Delivery	3,401,706	3,470,861	10,229,217	10,432,522
Thereof: U.S.	2,841,894	2,880,791	8,550,486	8,542,073
Thereof: International	559,812	590,070	1,678,731	1,890,449
Value-Based Care	575,517	430,605	1,610,703	1,268,706
Care Enablement	1,360,660	1,359,407	4,075,435	4,019,836
Inter-segment eliminations	(453,033)	(500,711)	(1,357,338)	(1,469,942)
Total	4,884,850	4,760,162	14,558,017	14,251,122

For further information on segment revenues, including a split between revenue from internal and external customers, see note 13.

b)    Selling, general and administrative expense

Selling, general and administrative expense recorded in the consolidated statements of income comprises both distribution costs as well as general and administrative expense. Distribution costs are generated in the selling, marketing and warehousing functions of the Company which are not attributable to production or research and development (R&D). General and administrative expense is generated in the administrative function of the Company’s business and is not attributable to selling, production or R&D.

The following table discloses the distribution costs as well as general and administrative expense recorded by the Company for the three and nine months ended September 30, 2025 and 2024:

Selling, general and administrative expense

in € K

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Distribution costs	186,122	200,325	560,867	581,861
General and administrative expense	519,318	555,821	1,687,238	1,721,395
Selling, general and administrative expense	705,440	756,146	2,248,105	2,303,256

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

c)    Other operating income and expense

The following table contains reconciliations of the amounts included in other operating income and expense for the three and nine months ended September 30, 2025 and 2024:

Other operating income

in € K

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Foreign exchange gains	36,200	61,274	301,410	180,984
Gains on right-of-use assets, from the sale of fixed assets, clinics and investments	1,097	14,131	7,668	20,952
Revaluation of certain investments (1)	(178)	18,107	7,328	79,190
Income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies	—	62,369	—	62,369
Income from strategic transactions and programs	2,405	16,079	10,342	103,576
Other	16,553	19,106	70,488	85,423
Other operating income	56,077	191,066	397,236	532,494

Other operating expense

in € K

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Foreign exchange losses	47,958	74,248	338,678	209,471
Losses on right-of-use assets, from the sale of fixed assets, clinics and investments	5,200	5,881	8,162	8,951
Revaluation of certain investments (1)	5,027	—	70,173	—
Expenses from strategic transactions and programs	53,225	3,897	94,084	266,327
Other	13,864	35,483	65,747	66,512
Other operating expense	125,274	119,509	576,844	551,261
(1)

Primarily driven by the remeasurement of the Company’s investment in Humacyte, Inc. for the three and nine months ended September 30, 2025 and by both the remeasurement of the Company’s investment in Humacyte, Inc. and the remeasurement of receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S. for the three and nine months ended September 30, 2024.

Included within the “income from strategic transactions and programs” line item in other operating income are the gains from divestitures of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below. For the three and nine months ended September 30, 2025, the amounts primarily relate to the recovery of receivables associated with the divestiture of the Company’s service business in Ecuador and a gain from the sale of the Company’s service business in Malaysia. The amount presented for the three months ended September 30, 2024 primarily relates to the revaluation of certain assets held for sale and the divestiture of certain clinics as part of Legacy Portfolio Optimization. The amount presented for the nine months ended September 30, 2024 primarily relates to the divestiture of the Cura Day Hospitals Group in Australia as part of Legacy Portfolio Optimization.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Included within the “expenses from strategic transactions and programs” line item in other operating expense are the divestitures (including proposed divestitures as of each reporting date and associated impairment losses) of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below, and the FME25+ Program, as defined below. For further information on the proposed divestitures and associated impairment losses, see note 2. Consistent with the Company’s policy to present impairment losses within other operating expense, such costs related to cost of revenues, selling, general and administrative expense or R&D expenses are included within other operating expense. “Expenses from strategic transactions and programs” primarily consist of:

●	strategic divestiture program expenses identified during the review of the Company’s business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in the Company’s core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). For the three and nine months ended September 30, 2025, the amounts primarily include the proposed divestitures identified in note 2 and related severance payments, impairment losses resulting from the measurement of assets held for sale (related to the Company’s businesses in Brazil, Kazakhstan and Malaysia), impairment losses primarily related to right-of-use assets and losses from the sale of the Company’s service businesses in Brazil. For the three and nine months ended September 30, 2024, the amounts include the proposed divestitures in Brazil and Colombia in connection with its Legacy Portfolio Optimization program, impairment losses resulting from the measurement of assets held for sale (related to the Company’s businesses in Brazil, Colombia, Ecuador, Guatemala, Turkiye and Peru) and the divestitures of the Company’s service businesses in Chile, Curacao, Ecuador, Sub-Saharan Africa, Peru, Turkiye and the Cura Day Hospitals Group in Australia in connection of with its Legacy Portfolio Optimization. For the three and nine months ended September 30, 2025, the Company recorded a loss related to reclassification adjustments of foreign currency translation in the amount of €45,083 and €46,088, respectively, of which €45,083 is related to the Legacy Portfolio Optimization program. For the three and nine months ended September 30, 2024, the Company recorded a gain of €14 and a loss of €96,962, respectively, related to reclassification adjustments of foreign currency translation as a result of the Legacy Portfolio Optimization program. Reclassification adjustments of foreign currency translation that do not relate to strategic programs are included in the “other” line item in the table above;
●	certain impairment losses in connection with the transformation of the Company’s operating structure and steps to achieve cost savings (FME25 Program), which was expanded by two years, the overall savings target increased and was renamed to the FME25+ Program (FME25+ Program); and
●	certain costs associated with the change of the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into an AG (the Conversion) in 2023, primarily related to the requisite relabeling of its products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs).

Expenses from strategic transactions and programs comprised the following for the three and nine months ended September 30, 2025 and 2024:

Expenses from strategic transactions and programs

in € K

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Impairment of intangible and tangible assets(1)	211	897	12,679	3,361
Legacy Portfolio Optimization	(150)	—	11,997	—
FME25+ Program	361	897	682	3,361
Impairment resulting from the measurement of assets held for sale	(75)	(2,340)	8,789	117,837
Legacy Portfolio Optimization	(75)	(2,340)	8,789	117,837
Loss from the sale of business	43,444	2,808	43,444	111,855
Legacy Portfolio Optimization	43,444	2,808	43,444	111,855
Other(2)	9,645	2,532	29,172	33,274
Legacy Portfolio Optimization	9,429	577	27,494	28,050
Legal Form Conversion Costs	216	1,955	1,678	5,224
Expenses from strategic transactions and programs	53,225	3,897	94,084	266,327
(1)	For the three and nine months ended September 30, 2025, the amounts primarily relate to cost of revenues and selling, general and administrative expense. For the three and nine months ended September 30, 2024, the amounts relate primarily to cost of revenues and R&D expense.
(2)	For the three and nine months ended September 30, 2025 and 2024, the amounts primarily relate to selling, general and administrative expense.

For more information on the disposal groups classified as held for sale, see note 2.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

d)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2025 and 2024:

Reconciliation of basic and diluted earnings per share

in € K, except share and per share data

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Numerator:
Net income attributable to shareholders of FME AG	274,797	213,027	651,289	471,014

Denominators:
Weighted average number of shares outstanding	292,101,583	293,413,449	292,971,355	293,413,449
Potentially dilutive shares (see note 10)	—	—	—	—

Basic earnings per share	0.94	0.73	2.22	1.61
Diluted earnings per share	0.94	0.73	2.22	1.61

Share buy-back program

On the basis of the authorization granted by the Company’s Annual General Meeting on May 20, 2021, to conduct a share buy-back program, the Company launched its €1,000,000 share buy-back program (excluding ancillary transaction costs) in two tranches to be completed within two years by August 10, 2027. Under the first tranche, shares shall be acquired up to a maximum of €600,000 including any true-ups over a period ending latest April 30, 2026. The first tranche was initiated on August 11, 2025. As of September 30, 2025, the Company holds 3,564,523 treasury shares. These shares will be used predominantly to reduce the registered share capital of the Company by cancellation of the acquired shares and, to a significantly lesser extent, may be used for allocations under incentive-based compensation plans. The remaining liability related to the shares yet to be repurchased of €448,881 under the first tranche are recorded as financial liabilities within the Company’s consolidated balance sheets.

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back program:

Treasury Stock

			Total number of
			shares purchased	Maximum value of
			and retired	shares that may yet
			as part of publicly	be purchased under
	Total number of	Average price per	announced plans or	the plans or
Period	shares purchased	share	programs	programs
		in €		in € THOUS

August 2025	2,084,733	42.68	2,084,733	511,021
September 2025	1,479,790	42.45	1,479,790	448,210
Total repurchased treasury stock (1)	3,564,523	42.58	3,564,523	448,210
(1)

The difference between the maximum value of shares that may yet be purchased under the Company’s share buy-back program and the liability for such shares as of September 30, 2025 results from the timing of payments made for share repurchases on a weekly basis. The difference is recorded in the Consolidated statements of equity within Additional paid-in capital.

4.    Related party transactions

Based on its current share ownership as of September 30, 2025, Fresenius SE, under the Company’s Articles of Association, has the right to appoint one of the six shareholder representatives to the Company’s Supervisory Board. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In March 2025, Fresenius SE sold 10,600,000 of the Company’s shares, and in addition issued bonds to investors that are exchangeable for shares of the Company to be delivered by Fresenius SE. In announcing these transactions, Fresenius SE stated that it intends to retain no less than 25% plus one share of the Company’s shares. After giving effect to its sale of 10,600,000 shares, Fresenius SE remains the Company’s largest shareholder and owns 28.3% of the Company’s outstanding shares, including treasury shares held by the Company, at September 30, 2025. Fresenius SE continues to have significant influence over the Company.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, products and leases are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements with certain equity-method investees as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively, Fresenius SE Companies) to receive services, including, but not limited to: administrative and facility management services, employee benefit administration, information technology and certain treasury services. These related party agreements have generally been entered into for periods, or in some cases transitional periods, from several months up to four years (in some cases subject to change requests or with extension options).

The Company provides administrative services to one of its equity method investees. The Company also sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. The Company has also entered into a limited amount of shared procurement contracts with Fresenius SE Companies for the purchase of products from third parties.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties

in € K

	For the nine months ended		For the nine months ended
	September 30, 2025		September 30, 2024		September 30, 2025		December 31, 2024
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	75	7,766	61	16,217	149	316	83	196
Fresenius SE affiliates	393	36,481	627	59,813	385	1,305	1,555	3,170
Equity method investees	3,639	8	5,025	—	3,639	—	19,408	—
Total	4,107	44,255	5,713	76,030	4,173	1,621	21,046	3,366

Products
Fresenius SE affiliates	49,964	32,089	49,880	16,303	28,853	8,696	19,890	7,818
Equity method investees	—	399,985	—	290,892	—	82,130	—	43,544
Total	49,964	432,074	49,880	307,195	28,853	90,826	19,890	51,362
(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €4,757 and €11,581 at September 30, 2025 and December 31, 2024, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032.

For additional information on the purchase of real estate currently leased from Fresenius SE Companies, see note 14.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € K

	For the nine months ended September 30, 2025			For the nine months ended September 30, 2024			September 30, 2025		December 31, 2024
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	5,159	182	108	4,943	237	70	19,451	20,010	22,997	24,953
Fresenius SE affiliates	13,965	1,210	—	13,811	1,460	—	73,723	76,455	87,044	87,910
Total	19,124	1,392	108	18,754	1,697	70	93,174	96,465	110,041	112,863
(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

As of September 30, 2025 and December 31, 2024, the Company had outstanding accounts payable related to a cash pooling program with certain equity-method investees in the amount of €8,738 and €25,316, respectively. The interest rates for these cash management arrangements were set on a daily basis and were based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

d)    Key management personnel

The members of the Supervisory Board and the Management Board, as key management personnel, as well as their close relatives, are considered related parties of the Company. The Company has entered into service agreements with the members of the Management Board.

5.    Insurance contracts

The following tables provide reconciliations of the Company’s portfolios of insurance and reinsurance contracts, showing the change in insurance and reinsurance contract receivables (liabilities) as of September 30, 2025 and December 31, 2024. These receivables and liabilities are recognized in the consolidated balance sheets within trade accounts and other receivables from unrelated parties and accounts payable to unrelated parties, respectively.

Reinsurance contract receivables and liabilities

in € K

	September 30, 2025			December 31, 2024
	Present	Risk		Present	Risk
	value of	adjustment		value of	adjustment
	future cash	for non-		future cash	for non-
	flows	financial risk	Total	flows	financial risk	Total
Reinsurance contract receivables (liabilities) at the beginning of the period	(9,287)	(701)	(9,988)	53,137	(931)	52,206
Incurred claims and other directly attributable expenses	(211,569)	138	(211,431)	(245,035)	278	(244,757)
Changes that relate to past service – changes in the fulfillment cash-flows relating to liabilities for incurred claims (LIC)(1)	18,885	—	18,885	(58,654)	—	(58,654)
Claims and other directly attributable expenses paid	(393,123)	—	(393,123)	(562,067)	—	(562,067)
Premium revenue	614,687	—	614,687	802,597	—	802,597
Foreign currency translation and other changes	(295)	75	(220)	735	(48)	687
Reinsurance contract receivables (liabilities) at the end of the period	19,298	(488)	18,810	(9,287)	(701)	(9,988)
(1)	Changes that relate to past service include premium revenue, or a reduction in premium revenue, for past performance years of €14,408 and (€14,916) as of September 30, 2025 and December 31, 2024, respectively.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Insurance contract receivables and liabilities

in € K

	September 30, 2025			December 31, 2024
	Present	Risk		Present	Risk
	value of	adjustment		value of	adjustment
	future cash	for non-		future cash	for non-
	flows	financial risk	Total	flows	financial risk	Total
Insurance contract receivables (liabilities) at the beginning of the period	(7,751)	(588)	(8,339)	27,389	(553)	26,836
Incurred claims and other directly attributable expenses	(494,763)	116	(494,647)	(242,885)	—	(242,885)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	1,581	—	1,581	(16,108)	—	(16,108)
Claims and other directly attributable expenses paid	(398,165)	—	(398,165)	(604,843)	—	(604,843)
Premium revenue	906,573	—	906,573	828,437	—	828,437
Foreign currency translation and other changes	173	62	235	259	(35)	224
Insurance contract receivables (liabilities) at the end of the period	7,648	(410)	7,238	(7,751)	(588)	(8,339)
(1)	Changes that relate to past service include premium revenue, or a reduction in premium revenue, for past performance years of €23,549 and (€2,095) as of September 30, 2025 and December 31, 2024, respectively.

6.   Inventories

At September 30, 2025 and December 31, 2024, inventories consisted of the following:

Inventories

in € K

	September 30,	December 31,
	2025	2024

Finished goods	1,243,843	1,182,034
Healthcare supplies	359,741	417,475
Raw materials and purchased components	327,622	344,311
Work in process	155,284	124,102
Inventories	2,086,490	2,067,922

7.    Short-term debt

At September 30, 2025 and December 31, 2024, short-term debt consisted of the following:

Short-term debt

in € K

	September 30,	December 31,
	2025	2024

Borrowings under lines of credit	67,328	1,941
Other	158	158
Short-term debt	67,486	2,099

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2025 and December 31, 2024, cash and borrowings under lines of credit in the amount of €252,851 and €251,353, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of September 30, 2025 was €1,508,799 (December 31, 2024: €1,431,540) and short-term debt was €320,337 (December 31, 2024: €253,452).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. As of September 30, 2025 and December 31, 2024, the Company did not utilize the commercial paper program.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

8.    Long-term debt

As of September 30, 2025 and December 31, 2024, long-term debt consisted of the following:

Long-term debt

in € K

	September 30,	December 31,
	2025	2024

Schuldschein loans	225,636	228,399
Bonds	6,474,170	6,492,120
Other	98,855	115,589
Long-term debt	6,798,661	6,836,108
Less current portion	(475,761)	(575,283)
Long-term debt, less current portion	6,322,900	6,260,825

On April 1, 2025, the Company issued bonds in two tranches with an aggregate principal amount of €1,100,000 under its €10,000,000 debt issuance program:

●	€600,000 aggregate principal amount of 3.125% bonds maturing December 8, 2028; and
●	€500,000 aggregate principal amount of 3.750% bonds maturing April 8, 2032.

The proceeds were used for general corporate purposes, including the refinancing of existing financial liabilities.

On April 10, 2025, in connection with an offer to purchase its outstanding 1.000% bonds due May 29, 2026 and 0.625% bonds due November 30, 2026, the Company settled an aggregate principal amount of €300,000 of bonds.

On July 11, 2025, FME AG redeemed €500,000 aggregate principal amount of bonds at maturity.

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of September 30, 2025 and December 31, 2024. On June 2, 2023, the Syndicated Credit Facility was extended an additional year until July 1, 2028, with a maximum available borrowing amount of €1,959,184 in the last year.

9.    Capital management

As of September 30, 2025 and December 31, 2024 total equity in percent of total assets was 45.0% and 47.0%, respectively, and debt and lease liabilities (including amounts directly associated with assets held for sale) in percent of total assets was 33.9% and 32.7%, respectively.

For details on the Company’s €1,000,000 share buy-back program (excluding ancillary transaction costs) and the initiation of its first tranche whereby shares shall be acquired up to a maximum of €600,000 including any true-ups over a period ending latest April 30, 2026, see note 3 d).

The Company’s financing structure and business model are reflected in its credit ratings. The Company is rated investment grade by S&P Global, Moody’s and Fitch.

The Company’s current corporate credit ratings and outlooks from the credit rating agencies are provided in the table below:

Rating (1)

	S&P Global	Moody’s	Fitch

Corporate credit rating	BBB-	Baa3	BBB-
Outlook	stable	stable	stable
(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

10.    Share-based plans

With effect from January 1, 2025, the Fresenius Medical Care Long-Term Incentive Plan 2025+ (LTIP 2025+) was introduced as a new long-term incentive compensation plan for managerial staff members. The LTIP 2025+ succeeds the Fresenius Medical Care Long-Term Incentive Plan 2024+, under which allocations are no longer made since January 1, 2025. This multi-year compensation plan is designed to ensure continuous incentivization based on the long-term sustainable success of the Company.

The LTIP 2025+ is a variable compensation plan with long-term incentive effects. Participants of the LTIP 2025+ can be allocated so-called performance shares that are non - equity virtual compensation instruments subject to the fulfillment of a service condition and to the attainment of pre-defined performance targets (Performance Shares). Prior to each allocation, the Management Board may determine whether the Performance Shares are settled in shares of the Company or in cash.

For each plan participant, the respective allocation value is determined by the Management Board. In order to determine the number of Performance Shares that each plan participant receives, the allocation value is divided by the value per Performance Share at the time of the allocation, which in turn is determined based on the Company’s average share price over a period of thirty calendar days prior to the respective allocation date and assuming a 100% target achievement for the performance target total shareholder return (TSR) compared to competitors (Relative TSR) which is described below. The number of allocated Performance Shares may change over the performance period, which commenced on January 1, 2025, and will end on December 31, 2027, for all allocations made in fiscal year 2025, depending on the degree of achievement of the performance targets.

For allocations made in fiscal year 2025, the performance targets are as follows: (i) return on invested capital (ROIC), (ii) Relative TSR and (iii) reduction in market-based CO2 equivalents emissions (CO2e Reduction). For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined by the Management Board.

For allocations made in fiscal year 2025, the ROIC target is measured on the basis of the average of the three annual ROIC figures during the performance period. While the ROIC metric is not audited, the calculation of the metric is based upon financial measures derived from the Company’s consolidated, reported and audited financial statements determined in accordance with IFRS Accounting Standards and further adjusted to apply the respective plan conditions. The ROIC performance target is weighted with 40% within the calculation of the degree of overall target achievement.

For allocations made in fiscal year 2025, the performance target Relative TSR is measured on the basis of the TSR compared to European and U.S. peer groups. The target achievement for this performance target is determined using the percentile ranking method. For this purpose, the TSR values of the peer companies within the respective comparison groups over the performance period are ranked and the relative positioning of the Company within the respective comparison group is determined on the basis of the percentile achieved. The Relative TSR performance target is weighted with 40% within the calculation of the degree of overall target achievement.

For allocations made in fiscal year 2025, the achievement of the sustainability performance target CO2e Reduction is based on the Company’s sustainability statement, such reports being reviewed by an independent auditor, and is measured by the reduction of market-based emissions in CO2 equivalents in comparison to the base year 2020. This reduction is expressed in percent. The CO2e Reduction performance target has a weight of 20% within the calculation of the degree of overall target achievement. The applicable target achievement of this target is calculated based on the average annual achievement in CO2e Reduction. For this purpose, each annual CO2e Reduction target achievement is weighted equally (1/3 each).

The overall target achievement will not exceed 200%. The number of Performance Shares allocated at the beginning of the performance period to the plan participants is multiplied with the degree of overall target achievement to determine the final number of Performance Shares.

For allocations made in fiscal year 2025, the final number of Performance Shares generally vests three years after the respective allocation date. Several payout conditions, such as the continuation of the employment or service relationship, (with exceptions, e.g., in the event of occupational disability or retirement), apply. The performance shares proceeds, which will either be settled in shares of the Company or paid out as cash compensation (cash amount depends on the average share price of the Company during a period of 30 days prior to the end of the three-year vesting period), are capped at 400% of the respective allocation value.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

The first allocation under the LTIP 2025+ was made as of July 28, 2025, when 1,304,100 Performance Shares were allocated to the managerial staff members. Depending on the country of their employment relationship, some of these participants received an allocation that will be settled in shares of the Company and some plan participants received an allocation that will be settled in cash. As such, the Company accounts for allocations to the first group of participants (1,175,605 Performance Shares) as an equity-settled share-based payment transaction and for allocations to the second group of participants (128,495 Performance Shares) as a cash-settled share-based payment transaction. The total grant date fair value amounted to €53,912 and reflects all market conditions such as the projected target achievement at grant date for the Relative TSR target. This amount will be amortized over the three-year vesting period; for participants who received an allocation that will be settled in cash, the amount will be revalued for changes in fair value. The weighted average grant date fair value per Performance Share was €41.34.

In addition, effective March 1, 2025, 230,873 performance shares were allocated under the Fresenius Medical Care Management Board Long-Term Incentive Plan 2024+ to the members of the Management Board. The number of allocated performance shares may change over the performance period depending on the degree of achievement of the performance targets which were defined by the Supervisory Board and are aligned with the targets described above for allocations made in fiscal year 2025 under the LTIP 2025+. The performance period commenced on January 1, 2025 and will end on December 31, 2027. The Supervisory Board decided to settle this allocation in shares of the Company. As such, the Company accounts for this allocation as an equity-settled share-based payment transaction. The total grant date fair value that will be amortized over the four-year vesting period amounted to €8,562 and reflects all market conditions such as the projected target achievement at grant date for the Relative TSR target. The weighted average grant date fair value per performance share was €37.09.

For allocations made in fiscal year 2025, the Company utilizes a Monte Carlo model to determine the grant date fair values. For the Relative TSR target, the share prices of all shares within the European and U.S. peer groups are simulated, considering historical volatilities and correlations between the different shares as well as risk-free interest rates derived from interest curves for sovereign bonds, depending on the currency for which the respective shares are listed. Additional input factors include the Company’s closing share price as of the grant date, expected dividends and the 400% overall cap. Material input factors are included in the following table:

Material input factors to the determination of the weighted average grant date fair value for allocations during 2025
	LTIP 2025+	MB LTIP 2024+

Weighted average share price at grant date	€44.75	€45.00
Expected volatility of the Company’s share price	32.75%	31.78%
Vesting period	Three years	Four years
Expected dividends for the Company’s shares	Based on proposed dividends, publicly available estimations by financial institutions and projections
Risk-free interest rate for the Company’s share price	1.97%	2.24%

11.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

In 2015, the Company self-reported certain legacy conduct with a potential nexus to Germany to the German prosecutor in the state of Hesse and continues to cooperate with government authorities in Germany in their review of allegations previously communicated to the Company regarding conduct in countries outside the U.S. that might violate the U.S. Foreign Corrupt Practices Act (FCPA) or other anti - bribery laws. In September 2023, the Hessian prosecutor opened independent disgorgement proceedings against a German subsidiary of the Company relating to the aforementioned conduct in West Africa.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Since 2012, the Company has made significant investments in its compliance and financial controls and in its compliance, legal and financial organizations and is continuing to further implement its compliance program in connection with its prior resolution with the DOJ and SEC related to the aforementioned conduct. The Company continues to address post-FCPA review matters on various levels. The Company also continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

In 2014, two New York physicians filed under seal a qui tam complaint in the U.S. District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. On October 6, 2015, the U.S. Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating that its investigation is likely to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. On October 3, 2023, the states of New York, New Jersey and Georgia filed a consolidated complaint-in-intervention. The U.S.’s, the three states’, and relators’ complaints each allege that the defendants billed and received government payment for surgery that was not medically necessary. On October 31, 2024, the court granted FMCH’s motion to dismiss the relators’ complaint. FMCH is defending the allegations asserted in the litigation now proceeding with the remaining governmental complainants.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) that is grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of a previously reported and resolved investigation by agencies of the U.S. and litigation against UnitedHealthcare Inc. FMCH is cooperating in the District of Columbia investigation.

On February 20, 2023, the Company received a statement of claim via the London Court of International Arbitration from its former distributor in Iraq. The Company terminated the distribution agreement in 2018. The former distributor seeks, inter alia, compensation for alleged wrongful termination and “quality issues,” as well as damages for lost profits. The Company has denied the allegations and filed a counterclaim for malperformance under the distribution agreement. The parties have exchanged several rounds of briefs and the oral hearing in the case took place in November 2024. The Company is awaiting a decision of the arbitral tribunal for this matter.

On April 5, 2024, FMCH received two civil investigative demands (CIDs) from the U.S. Federal Trade Commission (FTC) indicating it was investigating whether FMCH, among others in the industry, has engaged in unfair or exclusionary conduct in violation of Section 5 of the FTC Act in the acquisition of medical director services or provision of dialysis services. The CIDs indicate they cover the period from January 1, 2016 to the present and generally request information related to FMCH’s dialysis services, including information related to restrictive covenants such as non-competes with physicians. The Company is cooperating with the investigation. On May 2, 2025, the Company received a Florida Antitrust Act CID from the Attorney General of Florida commencing an investigation into possible anticompetitive conduct in connection with the acquisition of medical director services or provisions of dialysis services, which appears similar to the FTC investigation as well as looking at the Company’s business related to hospitals.

On March 24, 2025, FMCH received a CID from the U.S. DOJ concerning an investigation as to whether FMCH’s subsidiary, Azura Vascular Care, billed for certain intravascular ultrasound procedures that were not medically necessary and were upcoded. FMCH is cooperating with the government in the investigation.

On April 25, 2025, the Antimonopoly Committee of Ukraine initiated an investigation concerning certain allegedly anti-competitive conduct in connection with public tenders by one of the Company’s Ukrainian subsidiaries, which represented less than 0.1% of the Company’s total revenue for the year ended December 31, 2024. The Company’s Ukrainian subsidiary is cooperating in the investigation.

On May 9, 2025, a purported class action was filed against the Company alleging violations of the U.S. antitrust laws including allegations of price fixing and territory allocation. United Food and Commercial Workers Local 1776 and Participating Employers Health and Welfare Fund, et al. v. Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., U.S.D.C. Colorado, C.A. No. 1:25-cv-01478. The Company is defending itself in this matter.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other healthcare facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration (FDA) and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to a pending FDA warning letter issued in 2011 and is awaiting confirmation as to whether the letter is now closed. FMCH has responded to a second warning letter issued in December 2023 and is engaged with the FDA about continuing remediation efforts under that letter. The Company must also comply with the laws of the U.S., including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. In Germany, where corporations are not subject to criminal law, management boards of companies must ensure business activities comply with the anti-corruption provisions of the criminal code, sections 331 et seq. (Strafgesetzbuch); breaches by individuals exercising commercial activity are subject to prosecution which can result in corporate fines and/or orders for the disgorgement of profit. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. In the U.S., enforcement is a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the U.S. and other parts of the world and engages with other business associates to help it carry out its healthcare activities. While the Company is committed to training its employees and business associates on applicable laws and procedures, investigating concerns and incidents in a timely manner and taking remedial and corrective action (including disciplinary action) as necessary, in such a widespread, global system it may be difficult to maintain the desired level of oversight and control over the thousands of individuals employed by the Company, its many affiliated companies and its service providers or business associates. The Company recognizes that the laws, regulations and interpretative guidance on data privacy are evolving along with potential litigation and enforcement risks, and it continues to review its processes to adapt to those changes. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws), which may involve certain impermissible use, access, or disclosure of unsecured personal data pertaining to patients, employees, beneficiaries or others. On those occasions, the Company is committed to compliance with applicable notification and/or reporting requirements and to take appropriate remedial and corrective action, including notification requirements under SEC rules that require public companies to report the occurrence of material cybersecurity incidents. Any such report could trigger litigation arising out of the incident. Cybersecurity incidents involving unauthorized or impermissible access to the Company’s data can also involve encryption or other efforts to deny access to such data and necessitate significant expenditures by the Company to recover or regain access to the data. On September 29, 2023, Cardiovascular Consultants, Ltd. (CCL), a former subsidiary of the Company located in the U.S., became aware that some of its computer systems in the U.S. were affected by a security incident. The Company publicly disclosed information regarding this security breach in a Form 6-K furnished to the SEC, noting that the Company does not expect the incident to have a material impact on its financial condition or results of operations. Subsequently, Fresenius Vascular Care, Inc. d/b/a Azura Vascular Care (Azura), a wholly owned subsidiary of the Company located in the U.S., became aware that some of its files had been affected by the same security incident. There are two putative class action lawsuits pending in connection with this incident: one in Arizona state court against CCL (with which four voluntarily dismissed federal purported class actions have been combined) and one in Pennsylvania federal court against Azura (with which two purported class actions filed against Azura were later consolidated). The plaintiffs originally alleged that CCL and Azura breached various duties relating to the safeguarding of confidential patient information and seek injunctive relief requiring that CCL and Azura implement various data protection processes and unspecified monetary damages. The court in the CCL lawsuit dismissed nearly all counts against CCL; one negligence claim against CCL survived. The parties in the Azura lawsuit agreed to settle the lawsuit on a class-wide basis, which has been finally approved by the court. The parties in the CCL lawsuit reached an agreement in principal to settle the lawsuit, though the agreement will need to be approved by the court. None of the actions has received class certification. Under the Company’s 2023 agreement for the sale of CCL, the Company retains responsibility for defending against the CCL case. In addition, the Company continues to cooperate with requests for information from the U.S. Department of Health & Human Services’ Office for Civil Rights related to this matter.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law and, in such instances, the Company will take appropriate corrective and/or disciplinary action. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the low end of triple-digit millions. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of €1,033,810 and €1,067,726 as of September 30, 2025 and December 31, 2024, respectively. As of September 30, 2025 and December 31, 2024, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

12.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at September 30, 2025 and December 31, 2024:

Carrying amount and fair value of financial instruments

in € K

September 30, 2025	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	958,296	297,652	—	—	1,255,948	297,652	—	—
Trade accounts and other receivables from unrelated parties	3,111,769	—	—	86,841	3,198,610	—	—	—
Accounts receivable from related parties	33,026	—	—	—	33,026	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	16,774	16,774	—	16,774	—
Derivatives - not designated as hedging instruments	—	113,106	—	—	113,106	—	113,106	—
Derivatives embedded in Virtual Power Purchase Agreements (vPPAs)	—	9,284	—	—	9,284	—	—	9,284
Equity investments	—	44,999	59,718	—	104,717	27,556	61,719	15,442
Debt securities	—	91,388	304,837	—	396,225	396,225	—	—
Other financial assets(1)	327,982	110,388	—	91,156	529,526	—	—	110,388
Other current and non-current assets	327,982	369,165	364,555	107,930	1,169,632	—	—	—
Financial assets	4,431,073	666,817	364,555	194,771	5,657,216	—	—	—

Accounts payable to unrelated parties	708,525	—	—	—	708,525	—	—	—
Accounts payable to related parties	101,185	—	—	—	101,185	—	—	—
Short-term debt	67,486	—	—	—	67,486	—	—	—
Long-term debt	6,798,661	—	—	—	6,798,661	6,207,690	324,068	—
Lease liabilities	—	—	—	3,606,518	3,606,518	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,578	1,578	—	1,578	—
Derivatives - not designated as hedging instruments	—	9,018	—	—	9,018	—	9,018	—
Derivatives embedded in vPPAs	—	8,726	—	—	8,726	—	—	8,726
Variable payments outstanding for acquisitions	—	2,426	—	—	2,426	—	—	2,426
Put option liabilities	—	—	—	828,330	828,330	—	—	828,330
Other financial liabilities(2)	1,411,118	—	—	—	1,411,118	—	—	—
Other current and non-current liabilities	1,411,118	20,170	—	829,908	2,261,196	—	—	—
Financial liabilities	9,086,975	20,170	—	4,436,426	13,543,571	—	—	—

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Carrying amount and fair value of financial instruments

in € K

December 31, 2024	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	939,197	240,990	—	—	1,180,187	240,990	—	—
Trade accounts and other receivables from unrelated parties	3,258,181	—	—	87,479	3,345,660	—	—	—
Accounts receivable from related parties	40,936	—	—	—	40,936	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,362	4,362	—	4,362	—
Derivatives - not designated as hedging instruments	—	21,453	—	—	21,453	—	21,453	—
Equity investments	—	120,813	66,787	—	187,600	90,483	67,963	29,154
Debt securities	—	95,574	369,858	—	465,432	465,432	—	—
Other financial assets(1)	307,163	142,264	—	101,322	550,749	—	—	142,264
Other current and non-current assets	307,163	380,104	436,645	105,684	1,229,596	—	—	—
Financial assets	4,545,477	621,094	436,645	193,163	5,796,379	—	—	—

Accounts payable to unrelated parties	864,500	—	—	—	864,500	—	—	—
Accounts payable to related parties	80,044	—	—	—	80,044	—	—	—
Short-term debt	2,099	—	—	—	2,099	—	—	—
Long-term debt	6,836,108	—	—	—	6,836,108	6,015,977	340,921	—
Lease liabilities	—	—	—	4,140,701	4,140,701	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	15,388	15,388	—	15,388	—
Derivatives - not designated as hedging instruments	—	26,615	—	—	26,615	—	26,615	—
Derivatives embedded in vPPAs	—	25,394	—	—	25,394	—	—	25,394
Variable payments outstanding for acquisitions	—	7,933	—	—	7,933	—	—	7,933
Put option liabilities	—	—	—	1,299,117	1,299,117	—	—	1,299,117
Other financial liabilities(2)	951,611	—	—	—	951,611	—	—	—
Other current and non-current liabilities	951,611	59,942	—	1,314,505	2,326,058	—	—	—
Financial liabilities	8,734,362	59,942	—	5,455,206	14,249,510	—	—	—
(1)

As of September 30, 2025, other financial assets primarily include receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S., lease receivables, notes receivable, deposits, guarantees, securities, vendor and supplier rebates, receivables related to consent agreement on certain pharmaceuticals as well as receivables from sale of investments. As of December 31, 2024, other financial assets primarily include receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S., lease receivables, notes receivable, deposits, guarantees, securities, receivables related to consent agreement on certain pharmaceuticals, vendor and supplier rebates as well as receivables from sale of investments.

(2)

As of September 30, 2025 other financial liabilities primarily include liabilities for shares yet to be repurchased under the Company’s share buy-back program, receivable credit balances and goods and services received. As of December 31, 2024, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of September 30, 2025 or December 31, 2024. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s management. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes.

In April 2024, the Company signed several vPPAs with wind and solar energy project developers in Germany and in the U.S. with terms of up to 15 years. The German vPPA contracts have been signed with two developers for a total expected annual electricity production of 125 gigawatt hours (GWh) which is equivalent to around 72% of the electricity consumption used by the Company in the European Union during 2024. The U.S. vPPA contract has been concluded with one developer and the forecasted annual electricity production amounts to 458 GWh which corresponds to around 54% of the electricity consumption used by the Company in the U.S. during 2024. All of the wind and solar parks are operational as of September 30, 2025. The Company does not have control or any other rights in relation to the usage of the energy-producing facilities. All contracts are designed as non-deliverable for the electricity produced and provide for the delivery of energy attribute certificates, commonly known in the U.S. and Germany as renewable energy certificates and guarantees of origin, respectively. All contracts are analyzed as physical host contracts to purchase the certificates and separable embedded electricity swaps to pay a fixed price for the electricity produced and to receive a variable spot energy price in the respective countries. The host contracts fulfill the “own-use” criteria in accordance with IFRS 9, Financial Instruments (IFRS 9). The derivatives embedded in the vPPAs are recognized separately at fair value through profit or loss. Embedded derivatives with positive fair values are recorded in other non-current financial assets within the consolidated balance sheets. Embedded derivatives with negative fair value are recorded in other non-current financial liabilities within the consolidated balance sheets. The fair value allocated to level 3 is derived from the present value of the expected cash flows from the derivatives. The main valuation parameters include significant unobservable inputs such as electricity future price curves and expected electricity production volumes. A change in the key valuation parameters as of September 30, 2025, would have affected the fair value of the derivatives embedded in vPPAs as follows:

Sensitivities of derivatives embedded in vPPAs to changes in unobservable inputs in € K

Change in expected electricity prices		Change in expected production volumes		Change in expected interest rates
10% increase	10% decrease	10% increase	10% decrease	1% increase	1% decrease
26,135	(25,986)	56	(56)	426	(515)

Changes in the fair value of the derivatives embedded in the vPPAs are recognized in other operating income or other operating expense in the consolidated statements of income. Due to the volatile nature of such instruments which may be considered to be speculative, it is difficult to accurately predict what impact the volatility of unobservable inputs, such as changes in expected energy prices or production volumes, may have on the valuation of such instruments in the future. The estimated fair values of these derivative instruments may fluctuate significantly from quarter to quarter and the price at which these derivatives may ultimately be settled could vary significantly from the Company’s current estimates, depending upon market conditions.

The following table provides a reconciliation of derivatives embedded in the vPPAs at September 30, 2025 and December 31, 2024:

Reconciliation of derivatives embedded in vPPAs

in € K

	2025	2024

	Derivatives embedded in the vPPAs - (Liabilities)/Assets
Beginning balance at January 1,	(25,394)	—
Settlements	8,663	460
Gain (loss) recognized in profit or loss (1)	16,162	(24,959)
Foreign currency translation and other changes	1,127	(895)
Ending balance at September 30, and December 31,	558	(25,394)

(1)Includes realized and unrealized gains / losses.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties, accounts receivable from related parties and other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (FVPL). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in other comprehensive income. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently, these financial assets have been classified as fair value through other comprehensive income (FVOCI). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value and subsequently measured at amortized cost. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value, where applicable) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €67,206 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value, where applicable) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

During the second quarter of 2025, the Company entered into an agreement with shareholders of Interwell Health (the Company’s value and risk-based care subsidiary) to accelerate the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, Interwell Health LLC and Fresenius Health Partners, Inc. The settlement in the amount of $363,272 (€311,614) for this transaction occurred during September 2025 and represented a transaction with non-controlling interests without loss of control. In connection with the accelerated settlement, the Company incurred cash outflows of €311,614 for the nine months ended September 30, 2025 which are included within the line item “Distributions to noncontrolling interests” within “Financing activities” in the consolidated statements of cash flows. The related decrease in noncontrolling interests of €76,201 and additional paid in capital of €235,413 as of September 30, 2025 are included within the line item “Transactions with noncontrolling interests without loss of control” in the consolidated statements of shareholders’ equity. Additionally, the decrease in put option liabilities in the amount of €312,941 and a corresponding increase in retained earnings are reflected in the consolidated balance sheets within line item “Other current financial liabilities” and the line item “Put option liabilities” in the consolidated statements of shareholders’ equity, respectively. A deferred tax liability initially established in 2022 (as a result of a remeasurement gain recognized for the transaction) was reversed with the corresponding tax income of $38,792 (€34,679) recognized in the line item “Income tax expense” in the consolidated statements of income. As a result of the transaction, the Company’s ownership of Interwell Health increased from 75% to approximately 92% as of September 30, 2025.

The following table provides a reconciliation of Level 3 financial instruments, excluding vPPAs as disclosed above, at September 30, 2025 and December 31, 2024:

Reconciliation from beginning to ending balance of level 3 financial instruments in € K

	2025				2024
		Variable		Other		Variable		Other
		payments		financial		payments		financial
		outstanding		assets		outstanding		assets
	Equity	for	Put option	measured at	Equity	for	Put option	measured at
	investments	acquisitions	liabilities	FVPL (1)	investments	acquisitions	liabilities	FVPL (1)

Beginning balance at January 1,	29,154	7,933	1,299,117	142,264	32,002	35,751	1,372,008	—
Increase	1,553	678	14,431	7,397	3,085	86	8,127	41,225
Decrease	—	(4,649)	(335,735)	(16,176)	—	(23,472)	(71,990)	(2,292)
Reclassifications	—	—	—	—	—	—	—	90,457	(2)
Gain / loss recognized in profit or loss(3)	(12,422)	(942)	—	(8,564)	(7,773)	(4,796)	—	4,987
Gain / loss recognized in equity	—	—	(7,103)	—	—	—	(91,987)	—
Foreign currency translation and other changes	(2,843)	(594)	(142,380)	(14,533)	1,840	364	82,959	7,887
Ending balance at September 30, and December 31,	15,442	2,426	828,330	110,388	29,154	7,933	1,299,117	142,264
(1)	As of September 30, 2025 and as of December 31, 2024, other financial assets measured at FVPL consist of receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S. and receivables from sale of investments.
(2)	Receivables for royalty payments from one of the Company’s equity investments were previously reported as a non-financial asset and were revised as of March 31, 2024.
(3)	Includes realized and unrealized gains / losses.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

13.    Segment and corporate information

The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the distribution of healthcare products and equipment, including R&D, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing healthcare services for the treatment of CKD, ESRD and other extracorporeal therapies. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in the Company’s clinics to provide healthcare services to its patients. As of June 1, 2025, the Company created a new reportable segment, “Value-Based Care,” to align with recent changes to its current internal management reporting. The Value-Based Care operating segment is primarily focused on value-based kidney care, including contracting and performance management, clinical care models supported by a national network of nephrologists and tech-enabled platforms that leverage proprietary informatics and patient engagement tools. Value and risk-based care arrangements with private payors or government programs may include shared savings or losses from reductions or increases in the overall medical spend of a population under management which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. Premiums and medical costs included in full risk arrangements, however, are accounted for in accordance with IFRS 17, Insurance Contracts. Premium revenue and claim costs are presented separately as insurance revenue and insurance costs of revenue, respectively, on the consolidated statements of income and constitute the majority of revenue and costs of revenue for the segment. Prior to June 1, 2025, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary systems and reporting changes to effect the new structure were not in place.

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to those specific segments. Similarly, the Company allocates costs related primarily to headquarters overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as the Company believes that these costs are attributable to, and used in the allocation of resources to, Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. The Value-Based Care segment maintains its own separate finance, accounting, human resources, legal and other administrative functions and is therefore excluded from the allocation process. Additionally, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments and vPPAs are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments, and are reported separately as Corporate (Corporate). Interest income, interest expense and tax expense are neither included within the measure of segment profit or loss reviewed by the chief operating decision maker nor otherwise regularly provided to the chief operating decision maker by segment and are therefore not included in the presented segment information.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the products transferred and services provided are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the three and nine months ended September 30, 2025 and 2024 is set forth below. The prior year figures have been restated to align to the new operating and reportable segment structure:

Segment and corporate information

in € K

	Care	Value-	Care	Total	Inter-segment
	Delivery	Based Care	Enablement	Segment	eliminations	Corporate	Total
Three months ended September 30, 2025
Revenue from healthcare services(1)	3,211,730	7,939	—	3,219,669	—	—	3,219,669
Revenue from healthcare products(1)	61,511	—	1,015,683	1,077,194	—	—	1,077,194
Revenue from contracts with customers(1)	3,273,241	7,939	1,015,683	4,296,863	—	—	4,296,863
Revenue from insurance contracts(1)	—	567,578	—	567,578	—	—	567,578
Revenue from lease contracts(1)	—	—	20,409	20,409	—	—	20,409
Revenue from external customers	3,273,241	575,517	1,036,092	4,884,850	—	—	4,884,850
Inter-segment revenue	128,465	—	324,568	453,033	(453,033)	—	—
Revenue	3,401,706	575,517	1,360,660	5,337,883	(453,033)	—	4,884,850
Costs of revenue	(2,564,750)	(579,371)	(942,765)	(4,086,886)	448,587	(4,333)	(3,642,632)
Research and development	—	—	(37,954)	(37,954)	—	206	(37,748)
Operating income (loss)	419,474	(21,960)	86,652	484,166	(3,454)	(4,207)	476,505
Interest							(73,937)
Income before income taxes							402,568
Depreciation and amortization	(235,080)	(1,354)	(115,569)	(352,003)	10,358	(16,569)	(358,214)
Impairment loss	(257)	21	1,177	941	—	16	957
Income (loss) from equity method investees	46,672	—	—	46,672	—	—	46,672
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	143,797	117	131,338	275,252	(10,563)	14,763	279,452

Three months ended September 30, 2024
Revenue from healthcare services(1)	3,291,969	659	—	3,292,628	—	—	3,292,628
Revenue from healthcare products(1)	47,864	—	974,018	1,021,882	—	—	1,021,882
Revenue from contracts with customers(1)	3,339,833	659	974,018	4,314,510	—	—	4,314,510
Revenue from insurance contracts(1)	—	429,946	—	429,946	—	—	429,946
Revenue from lease contracts(1)	—	—	15,706	15,706	—	—	15,706
Revenue from external customers	3,339,833	430,605	989,724	4,760,162	—	—	4,760,162
Inter-segment revenue	131,028	—	369,683	500,711	(500,711)	—	—
Revenue	3,470,861	430,605	1,359,407	5,260,873	(500,711)	—	4,760,162
Costs of revenue	(2,695,842)	(449,134)	(965,043)	(4,110,019)	495,918	23	(3,614,078)
Research and development	41	—	(40,018)	(39,977)	—	(70)	(40,047)
Operating income (loss)	456,012	(36,565)	60,802	480,249	(4,205)	(13,348)	462,696
Interest							(82,170)
Income before income taxes							380,526
Depreciation and amortization	(253,222)	(1,082)	(111,015)	(365,319)	10,787	(17,561)	(372,093)
Impairment loss	7,712	—	(1,413)	6,299	—	—	6,299
Income (loss) from equity method investees	41,248	—	—	41,248	—	—	41,248
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	215,899	97	118,266	334,262	(12,063)	9,133	331,332
(1)

These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in thousands, except share and per share data)

Segment and corporate information (continued)

in € K

	Care	Value-	Care	Total	Inter-segment
	Delivery	Based Care	Enablement	Segment	eliminations	Corporate	Total
Nine months ended September 30, 2025
Revenue from healthcare services(1)	9,669,848	51,486	—	9,721,334	—	—	9,721,334
Revenue from healthcare products(1)	193,944	—	3,020,787	3,214,731	—	—	3,214,731
Revenue from contracts with customers(1)	9,863,792	51,486	3,020,787	12,936,065	—	—	12,936,065
Revenue from insurance contracts(1)	—	1,559,217	—	1,559,217	—	—	1,559,217
Revenue from lease contracts(1)	—	—	62,735	62,735	—	—	62,735
Revenue from external customers	9,863,792	1,610,703	3,083,522	14,558,017	—	—	14,558,017
Inter-segment revenue	365,425	—	991,913	1,357,338	(1,357,338)	—	—
Revenue	10,229,217	1,610,703	4,075,435	15,915,355	(1,357,338)	—	14,558,017
Costs of revenue	(7,907,680)	(1,558,685)	(2,788,045)	(12,254,410)	1,339,193	(2,243)	(10,917,460)
Research and development	—	—	(119,552)	(119,552)	—	206	(119,346)
Operating income (loss)	1,085,873	(27,553)	269,976	1,328,296	(17,153)	(77,965)	1,233,178
Interest							(229,403)
Income before income taxes							1,003,775
Depreciation and amortization	(739,402)	(4,030)	(339,443)	(1,082,875)	30,600	(50,567)	(1,102,842)
Impairment loss	(17,336)	(2,171)	(4,522)	(24,029)	—	16	(24,013)
Income (loss) from equity method investees	139,680	—	—	139,680	—	—	139,680
Total assets(1)	40,572,794	584,495	14,377,779	55,535,068	(35,992,145)	11,344,082	30,887,005
thereof investment in equity method investees(1)	751,181	—	—	751,181	—	—	751,181
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	531,282	315	357,161	888,758	(31,342)	26,738	884,154

Nine months ended September 30, 2024
Revenue from healthcare services(1)	9,924,270	62,709	—	9,986,979	—	—	9,986,979
Revenue from healthcare products(1)	136,916	—	2,863,733	3,000,649	—	—	3,000,649
Revenue from contracts with customers(1)	10,061,186	62,709	2,863,733	12,987,628	—	—	12,987,628
Revenue from insurance contracts(1)	—	1,205,997	—	1,205,997	—	—	1,205,997
Revenue from lease contracts(1)	—	—	57,497	57,497	—	—	57,497
Revenue from external customers	10,061,186	1,268,706	2,921,230	14,251,122	—	—	14,251,122
Inter-segment revenue	371,336	—	1,098,606	1,469,942	(1,469,942)	—	—
Revenue	10,432,522	1,268,706	4,019,836	15,721,064	(1,469,942)	—	14,251,122
Costs of revenue	(8,159,146)	(1,221,716)	(2,833,270)	(12,214,132)	1,454,132	(4,898)	(10,764,898)
Research and development	19	—	(133,382)	(133,363)	—	(70)	(133,433)
Operating income (loss)	958,104	(21,325)	196,296	1,133,075	(8,680)	9,103	1,133,498
Interest							(255,688)
Income before income taxes							877,810
Depreciation and amortization	(778,222)	(3,336)	(340,736)	(1,122,294)	32,286	(53,582)	(1,143,590)
Impairment loss	(104,537)	—	(17,129)	(121,666)	—	—	(121,666)
Income (loss) from equity method investees	102,730	—	—	102,730	—	—	102,730
Total assets(1)	42,680,707	616,068	15,501,825	58,798,600	(37,315,733)	11,027,934	32,510,801
thereof investment in equity method investees(1)	690,794	—	—	690,794	—	—	690,794
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	621,880	451	298,903	921,234	(39,512)	35,260	916,982
(1)	These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.

14.    Events occurring after the balance sheet date

On October 17, 2025, Fresenius Medical Care Deutschland GmbH entered into an agreement to purchase the Company’s production sites in Schweinfurt and St. Wendel, Germany, which are currently leased from Fresenius SE Companies, for a purchase price of €171,642 with the transaction expected to close at the end of 2025, subject to the satisfaction of certain closing conditions. No other significant events have taken place subsequent to the balance sheet date September 30, 2025 that have a material impact on the key figures and earnings presented.

On October 1, 2025, the Company announced the appointment of Joseph E. (Joe) Turk as a member of the Management Board, effective January 1, 2026. Currently, there are no other significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 26 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and in note 12 of the notes to the consolidated financial statements (unaudited) included in this report, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the Exchange Act). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the Commission) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO) under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis. While the Company currently expects to adhere to such reporting processes, there can be no assurance that the Company will continue to do so.

In connection with such voluntary reporting, the Company’s management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in the Securities Exchange Act Rule 13a-15, as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2025 to ensure that the information required to be disclosed by the Company in reports filed or furnished under the Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to the Management Board, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

During the past fiscal quarter, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OTHER INFORMATION

Legal proceedings

The information in note 11 of the notes to the consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Exhibits

The following exhibits are filed within this Report:

Exhibit No.

31.1	Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1

Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

32.2

Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

101

The following financial statements as of and for the three- and nine-month periods ended September 30, 2025 from the Company’s Report on Form 6-K for the month of November 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: November 4, 2025

FRESENIUS MEDICAL CARE AG

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ MARTIN FISCHER

Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board